SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended September 30, 2005

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED SEPTEMBER 30, 2005

		Page

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-September 2005	3

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-September 2005.	17

3.	Environmental, Operating and Other Information	79

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

GROUP RESULTS JANUARY – SEPTEMBER 2005

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Sales and other operating revenues of continuing operations	96,520	65,764	255,180	199,584
Profit from continuing operations	7,197	4,787	19,114	14,022
Profit for the period	6,531	4,870	18,854	14,193
Profit for the period attributable to BP shareholders	6,463	4,818	18,656	14,065

Profit attributable to BP shareholders per ordinary share – cents	30.75	22.21	87.84	64.24
Dividends payable per ordinary share – cents	8.925	7.10	26.35	20.95

BP will adopt International Financial Reporting Standards (IFRS) for the first time in its financial statements for the year ending December 31, 2005, which will include comparative financial statements for the years ended December 31, 2004 and 2003. For all periods up to and including the year ended December 31, 2004, BP has prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (that is, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (that is, January 1, 2003) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the three month and nine month periods ended September 30, 2005 and 2004, has been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, at October 25, 2005. The IASB standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS financial statements. In addition, BP has decided to early adopt, IFRS 6 'Exploration for and Evaluation of Mineral Resources', the amendment to IAS 19 'Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures', the amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intra-group Transactions’ and IFRIC 4 'Determining whether an Arrangement contains a Lease'.

The financial information for 2004 has been restated to reflect the following, all with effect from January 1, 2005: (a) the adoption by the Group of IFRS (see Note 3); (b) the transfer of the Mardi Gras pipeline from the Exploration and Production segment to the Refining and Marketing segment; (c) the transfer of the aromatics and acetyls operations from the former Petrochemicals segment to the Refining and Marketing segment; (d) the transfer of the olefins and derivatives operations from the former Petrochemicals segment to Other businesses and corporate (as noted below we have announced the sale of Innovene and have categorized the majority of olefins and derivatives as discontinued operations); (e) the transfer of the Grangemouth and Lavéra refineries from the Refining and Marketing segment to olefins and derivatives; and (f) the transfer of the Hobbs fractionator from the Gas, Power and Renewables segment to olefins and derivatives. Note 4 provides further detail of the resegmentation.

On October 7, 2005, BP announced that it is to sell Innovene to INEOS. Innovene represents the majority of activities included in olefins and derivatives. The $9 billion cash sale, subject to regulatory approvals, includes manufacturing sites, markets and technologies. The sale is expected to be concluded early in 2006. Innovene operations have been treated as discontinued operations in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. Note 5 provides further detail. Under US GAAP, Innovene operations would not be classified as discontinued operations due to BP’s continuing customer / supplier arrangements with Innovene.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

In the case of discontinued operations, IFRS require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations and vice versa, be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations. This net adjustment principally represents the net margin on crude refined by Innovene as substantially all crude for their refineries is supplied by BP and most of the refined products manufactured are purchased by BP. The profits attributable to individual segments are not affected by this adjustment. Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.

TNK-BP operational and financial information has been estimated.

The results for the three months ended September 30, 2005 include significant impacts from the effects of hurricanes Katrina and Rita.

The third quarter and nine months trading environment was generally stronger than a year ago with higher oil and gas realizations and higher refining margins, but with lower retail marketing and olefins margins. For the three months ended September 30, 2005 the Brent oil price increased $20.09 per barrel, the Henry Hub gas price was up $2.78 per mmbtu and the refining Global Indicator Margin increased $5.96 per barrel compared with a year ago. For the nine months, the Brent oil price was $17.37 per barrel higher, the Henry Hub gas price was $1.38 per mmbtu higher and the refining Global Indicator Margin was up $2.41 per barrel compared with a year ago.

Sales and other operating revenues of continuing operations for the three months and nine months ended September 30, 2005 were $97 billion and $255 billion respectively, compared with $66 billion and $200 billion for the equivalent periods in 2004. The increase in sales and other operating revenues for the third quarter reflects increases of around $33 billion from higher prices and around $1 billion from higher sales volumes partially offset by a decrease of around $1 billion due to slightly lower oil and gas production volumes of subsidiaries. The increase in sales and other operating revenues for the nine months reflects increases of around $69 billion from higher sales prices and $2 billion from foreign exchange movements, partly offset by a net decrease of approximately $7 billion from lower sales volumes and a decrease of around $1 billion due to slightly lower oil and gas production volumes of subsidiaries.

Profit attributable to BP shareholders for the three months ended September 30, 2005 was $6,463 million, including inventory holding gains of $2,053 million. Profit for the three months ended September 30, 2004 was $4,818 million, including inventory holding gains of $1,027 million. Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method. Profit attributable to BP shareholders for the nine months ended September 30, 2005 was $18,656 million, including inventory holding gains of $3,774 million. Profit attributable to BP shareholders for the nine months ended September 30, 2004 was $14,065 million, including inventory holding gains of $2,137 million.

The profit attributable to BP shareholders for the three months and nine months ended September 30, 2005 includes losses from Innovene operations of $666 million and $260 million, respectively. The loss for both periods includes the loss on re-measurement to fair value of Innovene operations of $724 million. The profit attributable to BP shareholders for the three months and nine months ended September 30, 2004 includes profits from Innovene operations of $83 million and $171 million, respectively. Note 5 provides further financial information for Innovene.

Profit attributable to BP shareholders for the three months ended September 30, 2005:

—

is after a charge for impairment of $100 million in respect of a field in the Gulf of Mexico Shelf following the hurricane damage, net fair value losses of $53 million on embedded derivatives relating to North Sea gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement) and net losses of $6 million on disposal in Exploration and Production;

—	is after a loss on disposal of $14 million and a charge of $140 million in respect of new, and revisions to existing, environmental and other provisions in Refining and Marketing;

—

includes net fair value gains on embedded derivatives of $91 million and a credit of $6 million related to new, and revisions to existing, environmental and other provisions and is after a loss on disposal of $2 million in the Gas, Power and Renewables segment; and

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

—

includes gains on disposal of businesses and fixed assets of $4 million and net fair value gains on embedded derivatives of $8 million and is after a charge of $ 296 million relating to new, and revisions to existing, environmental and other provisions and a charge of $6 million relating to the separation of the olefins and derivatives business in Other businesses and corporate.

Profit attributable to BP shareholders for the three months ended September 30, 2004:

—

includes gains of $23 million on sale of assets, and is after an impairment charge of $7 million in respect of the partner operated Temsah platform in Egypt following a blow-out offset partly by revisions to impairment estimates made in the prior quarter, and a charge of $35 million for Alaskan Tankers no longer required in Exploration and Production;

—	is after net losses on disposal of $18 million and a charge of $206 million relating to new, and revisions to existing, environmental and other provisions in Refining and Marketing;

—	includes a gain of $16 million on sale of businesses and fixed assets in the Gas, Power and Renewables segment; and

—

is after a loss on disposal of $36 million related primarily to the sale of our Fabrics and Fibres business, a charge of $283 million related to new, and revisions to existing, environmental and other provisions and a charge of $19 million related to the separation of the olefins and derivatives business in Other businesses and corporate.

Profit attributable to BP shareholders for the nine months ended September 30, 2005:

—

includes net gains of $1,061 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after a charge for impairment of $130 million relating to fields in the UK North Sea, an impairment charge of $100 million in respect of a field in the Gulf of Mexico and net fair value losses of $887 million on embedded derivatives in Exploration and Production;

—

includes net gains of $75 million on the sale of refining, pipelines, retail and marketing assets, and is after a charge of $700 million in respect of all fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005, a charge of $140 million relating to new, and revisions to existing, environmental and other provisions, an impairment charge of $41 million and a charge of $33 million for the impairment of an equity-accounted entity in Refining and Marketing;

—

includes net gains of $81 million primarily on the disposal of BP’s interest in Interconnector UK Ltd and the disposal of an NGL plant in the US, net fair value gains of $200 million on embedded derivatives and a credit of $6 million related to new, and revisions to existing environmental and other provisions in the Gas, Power and Renewables segment; and

—

includes net gains on disposal of businesses and fixed assets of $38 million, and is after a net charge of $274 million related to new, and revisions to existing, environmental and other provisions and the reversal of environmental provisions no longer required, a charge of $77 million relating to the separation of the olefins and derivatives business and net fair value losses of $10 million on embedded derivatives in Other businesses and corporate.

Profit attributable to BP shareholders for nine months ended September 30, 2004:

—

includes net gains on sales of assets of $120 million and is after an impairment charge of $186 million related to our interests in two fields in Venezuela, Desarrollo Zuli Occidental (DZO) and Boqueron, an impairment charge of $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf, an impairment charge of $7 million in respect of the partner operated Temsah platform in Egypt following a blow-out offset partly by revisions to impairment estimates made in the prior quarter and a charge of $35 million for Alaskan tankers no longer required in Exploration and Production;

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

—

is after net losses on disposal of $123 million principally related to losses on the disposal of our interest in the Singapore Refining Company Private Limited and closure of the lubricants operation of the Coryton Refinery in the UK, partially offset by gains on the disposal of our Speciality Intermediates Businesses and a charge of $206 million related to new, and revisions to existing, environmental and other provisions in Refining and Marketing;

—	includes a gain of $16 million on sale of businesses and fixed assets in the Gas, Power and Renewables segment; and

—

includes net gains on disposal of $1,158 million primarily related to the sale of our interests in PetroChina and Sinopec, a charge of $283 million related to new, and revisions to existing, environmental and other provisions and a charge of $19 million relating to the separation of the olefins and derivatives business in Other businesses and corporate.

Interest payable for continuing operations for the three months and nine months ended September 30, 2005 was $144 million and $444 million respectively, compared with $104 million and $297 million in the same periods of 2004. The increase for the three months ended September 30, 2005 primarily reflects higher interest rates partially offset by an increase in capitalized interest. The increase for the nine months ended September 30, 2005 reflects higher interest rates and costs associated with the early redemption of finance leases, partially offset by an increase in capitalized interest.

Other finance expense for continuing operations for the three months and nine months ended September 30, 2005 was $37 million and $100 million respectively, compared with $79 million and $231 million in the same periods of 2004. The decreases in both periods primarily reflect a reduction in net pension finance costs.

Net taxation for continuing operations, other than production taxes, charged for the three months and nine months ended September 30, 2005 was $2,674 million and $7,444 million respectively, compared with $1,657 million and $5,263 million in the equivalent periods last year. The effective tax rate was 27.1% for the three months and 28.0% for the nine months ended September 30, 2005, compared with 25.7% and 27.3% for the equivalent periods of 2004.

In addition to the factors above, the increase in profit for the period attributable to BP shareholders for the third quarter reflects higher liquids and gas realizations, higher refining margins, and higher contributions from the gas marketing business within Gas, Power and Renewables. These increases were partly offset by slightly lower oil and gas production volumes, higher costs, and lower retail marketing margins.

The primary additional factors contributing to the increase in profit for the period attributable to BP shareholders for the nine months ended September 30, 2005 are higher liquids and gas realizations, higher refining margins, and higher contributions from the operating business within Gas, Power and Renewables, partially offset by slightly lower oil and gas production volumes, higher costs and lower retail marketing margins.

Capital expenditure and acquisitions in the third quarter and nine months 2005 was $3.3 billion and $9.4 billion respectively. There were no significant acquisitions in the nine months of 2005. Capital expenditure and acquisitions for the third quarter and nine months 2004 was $3.3 billion and $10.8 billion respectively. The nine months of 2004 includes a $1.35 billion payment relating to the contribution of TNK’s interest in Slavneft to TNK-BP. Disposal proceeds in the third quarter and nine months 2005 were $0.2 billion and $2.0 billion respectively, and in the third quarter and nine months 2004 were $0.6 billion and $4.1 billion respectively.

Net cash provided by operating activities for the three months ended September 30, 2005 was $6.4 billion compared with $6.1 billion for the equivalent period of 2004, reflecting higher profit before taxation partially offset by higher working capital requirements, higher income taxes paid, higher earnings from jointly controlled entities and associates, lower dividends received from jointly controlled entities and associates and higher interest paid. Net cash used in investing activities was $2.9 billion compared with $2.8 billion reflecting lower proceeds from disposal of business and fixed assets partially offset by lower net investment in jointly controlled entities and associates.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

Net cash provided by operating activities for the nine months ended September 30, 2005 was $22.5 billion compared with $18.2 billion for the equivalent period of 2004, reflecting higher profit before taxation, higher dividends received from jointly controlled entities and associates and a higher net charge for provisions, less payment, partially offset by higher income taxes paid, higher working capital requirements and higher earnings from jointly controlled entities and associates. Net cash used in investing activities was $7.2 billion compared with $6.7 billion for the equivalent period of 2004, reflecting lower proceeds from disposal of business and fixed assets, and higher capital expenditure, partially offset by lower net investments in jointly controlled entities and associates.

Net debt at September 30, 2005 was $20.0 billion compared with $21.7 billion at December 31, 2004. The ratio of net debt to net debt plus equity was 19% at September 30, 2005 compared with 22% at December 31, 2004. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associate borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long-term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group’s results of operations or financial condition.

On October 25, BP announced a quarterly dividend of 8.925 cents per ordinary share, to be paid in December 2005. Holders of ordinary shares will receive 5.061 pence per share and holders of American Depositary Receipts (ADRs) $0.5355 per ADS. The dividend is payable on December 5, 2005 to shareholders on the register on November 11, 2005. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares, also on December 5, 2005. The Company repurchased $332 million of its own shares during the quarter, at a cost of $3.8 billion. During the nine months ended September 30, 2005, 728 million shares were repurchased at a cost of $7.9 billion.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2005	2004	2005	2004

Sales and other operating revenues	- $m	11,321	8,601	32,441	24,870

Profit before interest and tax from continuing operations (a)	- $m	6,536	4,827	18,933	13,340
Results include:
Exploration expense	- $m	177	135	476	379
Of which: Exploration expenditure written off	- $m	93	34	224	123

Key Statistics:
Crude oil
- Average prices realized by BP	- $/bbl	56.83	39.43	49.07	34.93
- Production for subsidiaries	- mb/d	1,157	1,221	1,263	1,296
- Production for equity-accounted entities	- mb/d	1,156	1,077	1,122	1,024
Natural gas liquids
- Average prices realized by BP	- $/bbl	36.70	28.77	31.30	25.13
- Production for subsidiaries	- mb/d	154	177	172	186
- Production for equity-accounted entities	- mb/d	5	4	4	4
Total liquids (b)
- Average prices realized by BP	- $/bbl	54.80	38.29	47.22	33.89
- Production for subsidiaries	- mb/d	1,311	1,398	1,435	1,482
- Production for equity-accounted entities	- mb/d	1,161	1,081	1,126	1,028
Natural gas
- Average prices realized by BP	- $/mcf	4.75	3.66	4.45	3.71
- Production for subsidiaries	- mmcf/d	6,930	7,330	7,519	7,561
- Production for equity-accounted entities	- mmcf/d	911	945	893	872
Total hydrocarbons (c)
- Average prices realized by BP	- $/boe	41.68	30.08	36.97	28.03
- Production for subsidiaries	- mboe/d	2,506	2,662	2,731	2,786
- Production for equity-accounted entities	- mboe/d	1,318	1,244	1,280	1,178
Brent oil price	- $/bbl	61.63	41.54	53.68	36.31
West Texas Intermediate oil price	- $/bbl	63.18	43.88	55.43	39.18
Alaska North Slope US West Coast oil price	- $/bbl	60.91	41.82	52.08	37.70
Henry Hub gas price (d)	- $/mmbtu	8.53	5.75	7.19	5.81
UK Gas – National Balancing Point	- p/therm	29.26	23.63	32.42	22.98

_______________

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(d)	Henry Hub First of the Month Index.

Sales and other operating revenues for the three months ended September 30, 2005 were $11 billion, compared with $9 billion in the corresponding period in 2004, primarily reflecting an increase of around $3 billion related to higher liquids and gas realizations partly offset by a decrease of around $1 billion due to slightly lower volumes of subsidiaries.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

EXPLORATION AND PRODUCTION (continued)

Sales and other operating revenues for the nine months ended September 30, 2005 were $32 billion compared with $25 billion in the corresponding period of 2004, primarily reflecting an increase of around $8 billion related to higher liquids and gas realizations partly offset by a decrease of around $1 billion due to slightly lower volumes of subsidiaries.

Profit before interest and tax for the three months ended September 30, 2005 was $6,536 million, including inventory holding gains of $1 million, and is after a charge for impairment of $100 million in respect of a field in the Gulf of Mexico Shelf following the hurricane damage, net losses on disposal of $6 million and net fair value losses of $53 million on embedded derivatives relating to North Sea gas contracts. These embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement. Profit before interest and tax for the three months ended September 30, 2004 was $4,827 million, including inventory holding gains of $5 million and gains on the sale of assets of $23 million and is after an impairment charge of $7 million in respect of the partner operated Temsah platform in Egypt following a blow-out offset partly by revisions to impairment estimates made in the prior quarter, and a charge of $35 million for Alaskan tankers no longer required.

In addition to the factors above, the primary reasons for the increase in profit for the three months ended September 30, 2005 compared with the three months ended September 30, 2004 are higher liquids and gas realizations of around $2,900 million partially offset by a decrease of around $400 million due to slightly lower volumes and higher costs of around $500 million. The results of the third quarter were significantly affected by hurricanes Katrina and Rita and their aftermath. The effects include profits foregone owing to lost oil and gas production from the US Gulf of Mexico and additional costs incurred because of damage to facilities. BP’s shut-in production amounted to a quarterly average of about 135 thousand barrels per day in the third quarter. We estimate that hurricane impacts will reduce fourth quarter production by around 160 mboe/d, although the exact amount depends on the restoration of industry pipeline capacity in the Gulf of Mexico, and to a lesser extent the completion of repairs to BP and partner-operated production facilities. We estimate that all our deepwater fields will be back on stream by the end of the year, with exception of the Shell-operated Mars platform. After taking into account the impact of hurricanes Katrina and Rita (with an expected full year impact of around 80 mboe/d) and the impact of higher prices on production sharing contracts (with an expected full year impact of around 50 mboe/d), BP’s average production for the year is expected to be in line with the range of between 2.85 and 2.9 mmboe/d for subsidiaries and between 1.25 and 1.3 mmboe/d for equity accounted entities as previously indicated.

Profit before interest and tax for the nine months ended September 30, 2005 was $18,933 million, including inventory holding gains of $9 million and gains of $1,061 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after a charge for impairment of $130 million relating to fields in the UK North Sea, an impairment charge of $100 million in respect of a field in the Gulf of Mexico and net fair value losses of $887 million on embedded derivatives. Profit before interest and tax for the nine months ended September 30, 2004 was $13,340 million, including inventory holding gains of $13 million and net gains on sales of assets of $120 million, and is after an impairment charge of $186 million related to our interests in two fields in Venezuela, Desarrollo Zuli Occidental (DZO) and Boqueron, an impairment charge of $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf, an impairment charge of $7 million in respect of the partner operated Temsah platform in Egypt following a blow-out offset partly by revisions to impairment estimates made in the prior quarter, and a charge of $35 million for Alaskan tankers no longer required.

In addition to the factors above, the primary reasons for the increase in profit before interest and tax for the nine months ended September 30, 2005 compared with the nine months ended September 30, 2004 are higher liquids and gas realizations of around $7,000 million offset partly by a decrease of around $100 million due to slightly lower volumes, and higher costs of around $1,400 million.

Production for the third quarter of 2005 was 2,506 mboe/d for subsidiaries and 1,318 mboe/d for equity-accounted entities compared with 2,662 mboe/d and 1,244 mboe/d respectively, a year ago. For subsidiaries, this primarily reflects the loss in production owing to hurricanes in the Gulf of Mexico and higher planned maintenance shutdowns in the North Sea, partly offset by production growth from major projects in the New Profit Centres. For equity-accounted entities, this primarily reflects growth from TNK-BP.

In the Gulf of Mexico, repairs to the Thunder Horse platform are proceeding offshore, with production expected to start in the second half of 2006. The costs incurred to secure and repair the facility were $107 million for the quarter. BP has conducted a thorough investigation of the incident. We have concluded that it was not storm related, but was caused by design weakness in the ballast system, which can be corrected offshore.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

EXPLORATION AND PRODUCTION (concluded)

Elsewhere, projects remain on track. In Azerbaijan, line-fill of the Baku-Tbilisi-Ceyhan (BTC) oil export pipeline continues and the inauguration of the Georgian section of the pipeline was held in early October. In Angola, Kizomba B started producing in early July. In Trinidad, both the Cannonball project and the Atlantic LNG Train 4 remain on course for start-up of production in the fourth quarter. In October, we announced the planned investment of $2.2 billion in the Wamsutter natural gas field in Wyoming, USA.

We have had continued exploration success in Angola with the ‘Juno-1’ ‘Astraea-1’ and ‘Hebe-1’ oil discoveries in ultra-deepwater Block 31. These bring the number of successful discoveries that BP has drilled in Block 31 to nine. Also, we have made a second discovery offshore Sakhalin Island with the Udachnaya well.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

REFINING AND MARKETING

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2005	2004	2005	2004

Sales and other operating revenues	- $m	68,790	46,639	181,458	141,795

Profit before interest and tax from continuing operations(a)	- $m	3,697	2,190	8,010	5,733

Key statistics:
Total refined product sales	- mb/d	6,054	6,684	6,091	6,470
Refinery throughputs	- mb/d	2,513	2,620	2,520	2,625
Refining availability(b)	- %	92.6	95.1	93.6	95.0
Global Indicator Refining Margin(c)	- $/bbl	12.35	6.39	8.93	6.52

_______________

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	Refining availability in the period is the weighted average percentage that refinery units are available for processing, after accounting for downtime such as planned maintenance.

(c)

The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margin may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate. The GIM data shown above excludes the Grangemouth and Lavéra refineries.

Sales and other operating revenues for the three months and nine months ended September 30, 2005 were $69 billion and $181 billion respectively, compared with $47 billion and $142 billion for the same periods in the prior year. The increase in sales and other operating revenues in the third quarter of 2005 compared with 2004 was due principally to higher prices contributing approximately $23 billion partly offset by lower sales volumes of around $1 billion. The increase in sales and other operating revenues in the nine months 2005 compared with the nine months 2004 was principally due to higher prices contributing approximately $51 billion and foreign exchange movements contributing approximately $2 billion, partly offset by lower sales volumes of around $13 billion.

Profit before interest and tax for the three months ended September 30, 2005 was $3,697 million, including inventory gains of $1,839 million and is after a loss of $14 million on the disposal of refining, pipelines, retail and marketing assets and a charge of $140 million in respect of new, and revisions to existing, environmental and other provisions. Profit before interest and tax for the three months ended September 30, 2004 was $2,190 million, including inventory holding gains of $872 million and is after net losses on disposal of $18 million and a charge of $206 million related to new, and revisions to existing, environmental and other provisions.

The primary additional reasons for the increase in profit before interest and tax for the three months ended September 30, 2005 compared with the three months ended September 30, 2004 are higher refining margins contributing approximately $750 million, offset by lower retail marketing margins reducing profit by around $250 million. The impact of hurricanes Katrina and Rita on the third quarter’s result was significant. The effects include margin foregone due to refinery and other production shutdowns and supply disruptions to marketing operations.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

REFINING AND MARKETING (concluded)

Profit before interest and tax for the nine months ended September 30, 2005 was $8,010 million, including inventory holding gains of $3,445 million and net gains of $75 million on the sale of refining, pipelines, retail and marketing assets, and is after a charge of $700 million in respect of all fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005, a charge of $140 million relating to new, and revisions to existing, environmental and other provisions, an impairment charge of $41 million and a charge of $33 million for the impairment of an equity-accounted entity. Profit before interest and tax for the nine months ended September 30, 2004 was $5,733 million, including inventory holding gains of $1,830 million, and is after net losses on disposal of $123 million principally related to losses on the disposal of our interest in the Singapore Refining Company Private Limited and the closure of the lubricants operation of the Coryton Refinery in the UK, partially offset by gains on the disposal of our Speciality Intermediates Businesses, and a charge of $206 million related to new, and revisions to existing, environmental and other provisions.

The primary additional reasons for the increase in profit before interest and tax for the nine months ended September 30, 2005, compared with the nine months ended September 30, 2004 were improved refining margins contributing approximately $1,800 million, offset by lower retail marketing margins reducing profits by approximately $650 million.

BP’s increase in the third quarter refining margin was lower than the increase reflected in the Global Indicator Margin (GIM) as a result of the actual yield differing from the yields assumed in the GIM.

Refining throughputs for the quarter and nine months were 2,513 mb/d and 2,520 mb/d respectively, lower than in the corresponding periods of 2004 due to the effects of the Texas City incident in March 2005 and the complete shut down of the refinery late in the quarter in advance of hurricane Rita. The Texas City refinery is expected to resume production late in the fourth quarter, with initial gasoline production expected during December. Marketing sales were 4,044 mb/d in the third quarter and 3,979 mb/d for the nine months. The third quarter result reflects depressed retail marketing margins caused by a quarter of rapidly rising wholesale product prices not fully recovered in the market place. The marketing result was also affected by supply disruptions caused by the hurricanes in the USA, which led to plant shutdowns within the Aromatics and Acetyls business.

During the quarter, we announced plans for a second PTA plant at the BP Zhuhai Chemical Company Limited site in Guangdong Province, China, subject to approval from the Government. The new plant will have operating capacity of 900,000 tonnes a year and will be the first plant to use BP’s latest generation PTA technology. Also, the transaction announced in 2004 for the sale of BP’s 70% shareholding in BP Malaysia Sdn Bhd to Lembaga Tabung Angkatan Tentera (LTAT) was successfully concluded.

During early October, BP agreed terms for the disposal to Österreichische Mineralöl Verwaltung Aktiengesellschaft (OMV) of BP’s network of 70 Retail sites in the Czech Republic and signed a letter of intent with Hindustan Petroleum Corporation Limited to form a 50/50 strategic joint venture covering the refining and marketing sector in India.

On October 24, 2005 it was announced that James A Baker III, who served as Secretary of State (1989-1992), Secretary of the Treasury (1985-1998), and White House Chief of Staff (1981-1985 and 1992-1993), has agreed to chair the independent Safety Review panel created in response to the recommendations received from the US Chemical Safety and Hazard Investigation Board (CSB) investigating the incident on March 23, 2005 at the Texas City Refinery. The panel will focus on reviewing BP Products North America Inc.’s, the subsidiary responsible for the company’s US refinery operations, safety management and culture. The panel has been requested to complete its review within one year and make public its findings and recommendations. BP continues to cooperate with the CSB in this regard.

In addition, BP will be undertaking corrective actions at the refinery as part of the settlement reached in September with the US Occupational Safety and Health Administration (OSHA). Finally, BP plans to issue a final incident investigation report in December 2005.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2005	2004	2005	2004
Sales and other operating revenues	- $m	28,917	20,443	75,694	59,852

Profit before interest and tax from continuing operations(a)	- $m	412	57	990	431

_______________

(a)	Includes profit after interest and tax of equity-accounted entities.

Sales and other operating revenues for the three months and nine months ended September 30, 2005 were $29 billion and $76 billion respectively, compared with $20 billion and $60 billion for the same periods in 2004. The increase for the quarter reflects an increase of around $6 billion due to higher prices and an increase of around $2 billion due to higher volumes. The increase for the nine months reflects increases of around $10 billion due to higher prices and around $6 billion due to higher volumes.

Profit before interest and tax for the three months ended September 30, 2005 was $412 million, including inventory holding gains of $98 million, net fair value gains on embedded derivatives of $91 million and a credit of $6 million related to new, and revisions to existing, environmental and other provisions, and is after a loss of $2 million on the sale of businesses and fixed assets. Profit before interest and tax for the three months ended September 30, 2004 was $57 million, including inventory holding gains of $27 million and a gain of $16 million on the sale of businesses and fixed assets.

The additional factors contributing to the increase in profit before interest and tax for the three months ended September 30, 2005 compared with the equivalent period in 2004 are higher contributions from the gas marketing business of around $190 million.

Profit before interest and tax for the nine months ended September 30, 2005 was $990 million, including inventory holding gains of $98 million and net gains of $81 million primarily on the disposal of BP’s interest in Interconnector and the disposal of an NGL plant in the US, net fair value gains of $200 million on embedded derivatives and a credit of $6 million related to new, and revisions to existing, environmental and other provisions. Profit before interest and tax for the nine months ended September 30, 2004 was $431 million, including inventory holding gains of $11 million and a gain of $16 million on the disposal of businesses and fixed assets.

The additional factors contributing to the increase in profit before interest and tax for the nine months ended September 30, 2005, compared with the equivalent period in 2004 are higher contributions from the operating businesses of around $160 million.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2005	2004	2005	2004
Sales and other operating revenues	- $m	161	137	507	390

Profit (loss) before interest and tax from continuing operations(a) (b)	- $m	(452)	(441)	(788)	400

_______________

(a)	Includes profit after interest and tax of equity-accounted entities.
(b)

Includes the portion of Olefins and Derivatives not included in the sale of Innovene to INEOS. This includes the equity-accounted investments in China and Malaysia that were part of Olefins and Derivatives.

Other businesses and corporate comprises Finance, the Group’s aluminium asset, interest income and costs relating to corporate activities. The Group’s interests in PetroChina and Sinopec were divested in early 2004.

The loss before interest and tax for the three months ended September 30, 2005 was $452 million, including gains on disposal of businesses and fixed assets of $4 million and net fair value gains on embedded derivatives of $8 million, and is after a charge of $296 million related to new, and revisions to existing, environmental and other provisions and a charge of $6 million relating to the separation of the olefins and derivatives business. The loss before interest and tax for the three months ended September 30, 2004 was $441 million and is after a loss on disposal of $36 million related primarily to the sale of our Fabrics and Fibres business, a charge of $ 283 million related to new, and revisions to existing, environmental and other provisions and a charge of $19 million relating to the separation of the olefins and derivatives business.

The loss before interest and tax for the nine months ended September 30, 2005 was $788 million, including net gains on disposal of businesses and fixed assets of $38 million, and is after inventory holding losses of $5 million, a net charge of $274 million related to new, and revisions to existing, environmental and other provisions and the reversal of environmental provisions no longer required, a charge of $77 million relating to the separation of the olefins and derivatives business and net fair value losses of $10 million on embedded derivatives. The profit before interest and tax for the nine months ended September 30, 2004 was $400 million, including net gains on disposals of $1,158 million primarily related to the sale of our interests in PetroChina and Sinopec, a charge of $283 million related to new, and revisions to existing, environmental and other provisions and a charge of $19 million relating to the separation of the olefins and the derivatives business.

On August 10, 2005, Innovene’s Chocolate Bayou plant near Alvin, Texas, US, experienced a fire in the plant’s #2 Olefins unit. The fire resulted in the loss of production from the #2 Olefins unit. The unit produces ethylene, propylene and hydrogen and other products.

The investigation into the incident is largely complete and although the cause has not been definitively identified it appears to be a mechanical failure within the piping system of the hydrogen cold box. Recommendations for prevention and mitigation have been received and are being evaluated for technical feasibility. The unit is expected to be back in operation in the second quarter of 2006.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS – continued

OUTLOOK STATEMENT

World economic growth appears to have been sustained at close to trend rates, despite the disruptions and uncertainties following hurricanes Katrina and Rita.

Crude oil prices averaged $61.63 per barrel (Dated Brent) in the third quarter, an increase of $10 per barrel from the second quarter average, and more than $20 per barrel above the same period last year. Hurricanes Katrina and Rita resulted in the loss of as much as 1.5 mmb/d of production in the US Gulf of Mexico. However, in recent weeks, the temporary loss of Gulf Coast refining capacity and ample crude inventories in the US and elsewhere have caused crude prices to drift downward.

US natural gas prices averaged $8.53/mmbtu (Henry Hub first of month index) in the third quarter, up nearly $2 per mmbtu versus the second quarter. Hurricanes Katrina and Rita shut in about 20% of US domestic output and raised prices to around imputed distillate parity. We expect US gas prices to continue to trade well above residual fuel oil parity.

Average global refining margins reached a record $12.35/bbl in the third quarter. Hurricanes Katrina and Rita caused extensive damage to refining facilities in the US Gulf, shutting-in 5mmb/d of refining capacity, of which 0.8 mmb/d is yet to return to operation. Oil product stocks and anticipated recoveries in refining capacity generally are adequate to meet current demand but the situation remains finely balanced and vulnerable to further disruptions or a colder than normal winter.

During the third quarter, retail margins have been impacted negatively by high and rising product prices. As the fourth quarter opens, some easing in wholesale gasoline prices is evident with improvement in margins. However, uncertainty exists about the length and strength of this margin recovery and the outlook for marketing margins remains volatile.

We anticipate production from the deepwater Gulf of Mexico to be back to normal, with the exception of the Shell-operated Mars project, by the end of the year. Thunder Horse is expected to start production in the second half of 2006. The Texas City refinery is expected to resume production late in the fourth quarter, with initial gasoline production expected during December.

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under ‘Group Results’, ‘Exploration and Production’ ‘Other Businesses and Corporate’ and ‘Outlook’, with regard to BP’s capital expenditure costs, demand, growth and other trend projections, future performance margins, prices, production, including impact of hurricanes Katrina and Rita on fourth quarter and full year production and the expected timing for fields to come back on stream, the timing of new fields to start production, the timings for resumed production from the Texas City refinery and the olefins unit, working capital, fulfilment of contract obligations and timing for completion of transactions are all forward-looking in nature. Forward-looking statements are also identified by such phrases as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘is likely to’, ‘intends’, ‘plans’, ‘appears’ and ‘believes’. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; the timing of bringing new fields onstream; exchange rate fluctuations; operational problems; general economic conditions, including inflationary pressure, political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; successful partnering; the actions of competitors; the actions of competitors and third party suppliers of facilities and services; natural disasters and prolonged adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP’s business, is contained in BP’s Annual Report and Annual Accounts for 2004 and the Annual Report on Form 20-F for 2004 filed with the US Securities and Exchange Commission.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS – concluded

DIVIDENDS PAYABLE

On October 25, 2005, BP p.l.c. announced a quarterly dividend of 8.925 cents per ordinary share of 25 cents (ordinary shares) to be paid in December, representing $0.5355 per American Depositary Share (ADS). The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was November 11, 2005, and payment will be made on December 5, 2005.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank. Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive/received the dividend in the form of shares on December 5, 2005.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million, except per share amounts)

Sales and other operating revenues (Note 6)	96,520	65,764	255,180	199,584
Earnings from jointly controlled entities – after interest and tax (Note 18)	1,020	636	2,245	1,460
Earnings from associates – after interest and tax (Note 18)	112	127	330	331
Interest and other revenues	113	163	384	386
Total revenues	97,765	66,690	258,139	201,761
Gain on sale of businesses and fixed assets	47	15	1,448	1,629
Total revenues and other income	97,812	66,705	259,587	203,390
Purchases	76,237	49,877	197,581	153,424
Production and manufacturing expenses	4,908	3,888	14,974	12,235
Production and similar taxes (Note 7)	834	553	2,180	1,502
Depreciation, depletion and amortization	2,041	2,056	6,420	6,099
Impairment and losses on sale of businesses and fixed assets	165	37	464	811
Exploration expense (Note 7)	177	135	476	379
Distribution and administration expenses	3,444	3,532	9,693	9,127
Fair value (gain) loss on embedded derivatives	(46)	-	697	-
Profit before interest and taxation from continuing operations	10,052	6,627	27,102	19,813
Interest payable (Note 8)	144	104	444	297
Other finance expense (Note 9)	37	79	100	231
Profit before taxation from continuing operations	9,871	6,444	26,558	19,285
Taxation	2,674	1,657	7,444	5,263
Profit from continuing operations	7,197	4,787	19,114	14,022
Profit (loss) from Innovene operations (Note 5)	(666)	83	(260)	171
Profit for the period (a)	6,531	4,870	18,854	14,193
Attributable to:
BP shareholders	6,463	4,818	18,656	14,065
Minority interest	68	52	198	128
	6,531	4,870	18,854	14,193

Earnings per ordinary share – cents (a) (Note 14)
Profit attributable to BP shareholders
Basic	30.75	22.21	87.84	64.24
Diluted	30.54	21.96	86.84	63.12

Profit from continuing operations attributable to BP shareholders
Basic	33.87	21.83	89.06	63.46
Diluted	33.62	21.58	88.05	62.35

Earnings per American Depositary share – cents (a)
Profit attributable to BP shareholders
Basic	184.50	133.26	527.04	385.44
Diluted	183.24	131.76	521.04	378.72

_______________

(a)

A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 16.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	September 30, 2005 (Unaudited)		December 31, 2004 (Unaudited)
		($ million)
Noncurrent assets
Property, plant and equipment	84,489		93,092
Goodwill	10,440		10,857
Other intangible assets	4,762		4,205
Investments in jointly controlled entities	14,110		14,556
Investments in associates	6,140		5,486
Other investments	785		467
Fixed assets	120,726		128,663
Loans and other receivables	6,367		2,419
Defined benefit pension plan surplus	2,132		2,105
	129,225		133,187
Current assets
Inventories	19,507		15,645
Trade and other receivables	51,921		44,282
Current tax receivable	112		157
Cash and cash equivalents	2,182		1,359
	73,722		61,443
Innovene assets classified as held for sale	11,379		-
	85,101		61,443
Total assets	214,326		194,630
Current liabilities
Trade and other payables	58,414		48,096
Finance debt	10,480		10,184
Current tax payable	4,383		4,131
Provisions	1,020		715
	74,297		63,126
Noncurrent liabilities
Other payables	7,290		4,438
Finance debt	11,679		12,907
Deferred tax liabilities	16,404		16,701
Provisions	9,579		8,884
Defined benefit pension plan and other postretirement benefit plan deficits	9,426		10,339
	54,378		53,269
Liabilities directly associated with the Innovene assets classified as held for sale	2,925		-
	57,303		-
Total liabilities	131,600		116,395
Net assets	82,726		78,235

Equity
Capital shares
Preference	21		21
Ordinary	5,246		5,382
Paid-in surplus	8,093		6,366
Merger reserve	27,189		27,162
Other reserves	17		44
Shares held by ESOP trusts	(173)		(82)
Revaluation of available-for-sale investments	239		-
Cash flow hedges	(287)		-
Exchange differences on translation of foreign operations	3,469		5,616
Treasury shares	(6,964)		-
Share-based payments	734		434
Retained earnings	43,996		31,949
BP shareholders’ equity (a)	81,580		76,892
Minority interest	1,146		1,343
Total equity	82,726		78,235

____________

(a)

A summary of the material adjustments to BP shareholders’ equity which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 16.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Operating activities
Profit before taxation from continuing operations	9,871	6,444	26,558	19,285
Adjustments to reconcile profits before tax to net cash provided by operating activities:
Exploration expenditure written off	93	34	224	123
Depreciation, depletion and amortization	2,041	2,056	6,420	6,099
Impairment and (gain) loss on sale of businesses and fixed assets	118	22	(984)	(818)
Earnings from jointly controlled entities and associates	(1,132)	(763)	(2,575)	(1,791)
Dividends received from jointly controlled entities and associates	893	1,130	1,989	1,443
Working capital and other movements	(5,718)	(3,186)	(9,297)	(6,074)
Net cash provided by operating activities of continuing operations	6,166	5,737	22,335	18,267
Net cash provided by (used in) operating activities of Innovene operations	205	318	147	(46)
Net cash provided by operating activities	6,371	6,055	22,482	18,221
Investing activities
Capital expenditure	(3,069)	(3,083)	(8,805)	(8,481)
Acquisitions, net of cash acquired	-	-	-	(14)
Net investment in jointly controlled entities	(2)	(88)	(53)	(1,514)
Net investment in associates	(82)	(171)	(367)	(752)
Proceeds from disposal of businesses and fixed assets	226	574	1,978	4,067
Proceeds from loan repayments	11	-	91	3
Net cash used in investing activities	(2,916)	(2,768)	(7,156)	(6,691)
Financing activities
Net repurchase of shares	(3,661)	(2,180)	(7,628)	(5,266)
Proceeds from long-term financing	497	717	1,790	1,775
Repayments of long-term financing	(420)	(13)	(3,623)	(1,283)
Net (decrease) increase in short-term debt	2,983	(130)	966	(2,553)
Dividends paid - BP shareholders	(1,871)	(1,536)	(5,503)	(4,506)
- Minority interest	(87)	(15)	(422)	(25)
Net cash used in financing activities	(2,559)	(3,157)	(14,420)	(11,858)
Currency translation differences relating to cash and cash equivalents	(74)	21	(83)	13
Increase (decrease) in cash and cash equivalents	822	151	823	(315)
Cash and cash equivalents at beginning of period	1,360	1,590	1,359	2,056
Cash and cash equivalents at end of period	2,182	1,741	2,182	1,741

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS - concluded

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Working capital and other movements
Interest receivable	(86)	(46)	(251)	(155)
Interest received	81	56	193	138
Interest payable	144	104	444	297
Interest paid	(384)	(152)	(835)	(471)
Other finance expense	37	79	100	231
Share-based payments	66	41	222	156
Net operating charge for pensions and other postretirement benefits, less contributions	(21)	39	(37)	(18)
Net charge for provisions, less payments	440	416	884	416
(Increase) decrease in inventories	(3,737)	(2,305)	(6,320)	(3,309)
(Increase) decrease in trade and other receivables	(10,116)	(3,413)	(16,041)	(6,065)
Increase (decrease) in trade and other payables	10,425	3,787	18,328	6,698
Income taxes paid	(2,567)	(1,792)	(5,984)	(3,992)
	(5,718)	(3,186)	(9,297)	(6,074)

STATEMENT OF RECOGNIZED INCOME AND EXPENSES

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Exchange differences on translation of foreign operations	216	58	(2,182)	(141)
Exchange gain on translation of foreign operations transferred to gain or loss on sale of businesses and fixed assets	-	-	-	(78)
Available-for-sale investments	47	-	26	-
Cash flow hedges	(11)	-	(171)	-
Taxation	(17)	23	36	(21)
Net income recognized directly in equity	235	81	(2,291)	(240)
Profit for the period	6,531	4,870	18,854	14,193
Total recognized income and expense for the period	6,766	4,951	16,563	13,953
Attributable to:
BP shareholders	6,698	4,899	16,365	13,825
Minority interest	68	52	198	128
	6,766	4,951	16,563	13,953

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant accounting policies

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for inventory held for trading purposes and certain derivative financial instruments that have been measured at fair value.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company (its subsidiaries) as at December 31, each year.  Control is achieved where the Company has the power to govern the financial and operating policies of an investee so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.  Unrealized losses are eliminated unless costs cannot be recovered.

Investments in associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The results and the assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value of individual investments.  The income statement reflects the Group’s share of the results of operations after tax of the associate.  Where there has been a change recognized directly in the associate’s equity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

Financial statements of associates have been prepared for the same reporting period as the Group. Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies used into line with those used by the Group.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Investments in joint ventures

A jointly controlled entity is a joint venture which involves the establishment of an entity to engage in economic activity which the Group jointly controls with its fellow venturers. Joint control requires that there be a contractual agreement between the venturers sharing control over the entity; and which, among other things, requires the unanimous consent of venturers to all strategic financial and operating decisions.

The results and the assets and liabilities of jointly controlled entities are incorporated in these financial statements using the equity method of accounting. Investments in jointly controlled entities are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the jointly controlled entity, less any impairment in value of individual investments.  The income statement reflects the Group’s share of the results of operations after tax of the jointly controlled entity.  Where there has been a change recognized directly in the jointly controlled entity’s equity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

Financial statements of jointly controlled entities have been prepared for the same reporting period as the Group. Where necessary, adjustments are made to the financial statements of jointly controlled entities to bring the accounting policies used into line with those used by the Group.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Certain of the Group’s activities, particularly in the Exploration and Production segment, are conducted through joint ventures where the venturers have a direct ownership interest in, and jointly control the assets of the venture. The results, assets and liabilities of these jointly controlled assets are included in the consolidated financial statements in proportion to the Group’s interest.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies (continued)

Foreign currency translation

In individual companies, transactions in foreign currencies are recorded in the functional currency at the rate of exchange ruling at the date of the transaction.   Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Nonmonetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Nonmonetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined.

The assets and liabilities of non-US dollar functional currency subsidiaries, associates and jointly controlled entities, including related goodwill, are translated into US dollars at the rate of exchange ruling at the balance sheet date. The results and cash flows of non-US dollar functional currency subsidiaries, associates and jointly controlled entities are translated into US dollars using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the period retained by non-US dollar functional currency subsidiaries, associates and jointly controlled entities are translated into US dollars are taken to a separate component of equity and reported in the statement of recognized income and expenses. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement. Exchange gains and losses arising on long-term foreign currency borrowings used to finance the Group’s foreign currency investments are also taken to equity.

Business combinations and goodwill

Business combinations are accounted for using the purchase method of accounting. The cost of an acquisition is measured as the cash paid, and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the net fair value of the identifiable assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. Where the Group does not acquire 100% ownership of the acquired company, the interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Goodwill may also arise upon investments in associates and jointly controlled entities, being the surplus of the cost of investment over the Group’s share of the net fair value of the identifiable assets. Such goodwill is recorded within investments in associates and jointly controlled entities, and any impairment of the goodwill is included within the income from associates and jointly controlled entities.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. For this purpose cash-generating units are set at one level below business segment.  Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.  Where goodwill forms part of a cash-generating unit and part of the operations within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.   Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Noncurrent assets held for sale

Noncurrent assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Noncurrent assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Noncurrent assets and disposal groups once classified as held for sale are not depreciated.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies (continued)

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and the initial estimate of any decommissioning obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment.

Oil and natural gas properties are depreciated using a unit-of-production method. The cost of producing wells is amortized over proved developed reserves. Licence acquisition, decommissioning and field development costs are amortized over total proved reserves. The field development costs subject to amortization are expenditures incurred to date together with sanctioned future development expenditure.

Other property, plant and equipment is depreciated on the straight-line method over its estimated useful life.

The estimated useful lives of property, plant and equipment are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

Property, plant and equipment is assessed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an indication of impairment exists, and where the carrying value of the asset group exceeds the estimated recoverable amount, the asset group is written down to the recoverable amount. The recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are adjusted for risks specific to the asset, and are discounted to their present value using a pre-tax discount rate of 9%. Impairment losses are recognized as a separate item in the income statement.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset, which was separately depreciated and is now written off, is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the expenditure is capitalized. Inspection costs associated with major maintenance programmes are capitalized and amortized over the period to the next inspection. Overhaul costs for major maintenance programmes are expensed as incurred. All other maintenance costs are expensed as incurred.

Exchanges of assets are measured at the fair value of the asset given up unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognized.

Oil and natural gas exploration and development expenditure

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

Licence and property acquisition costs. Exploration and property leasehold acquisition costs are capitalized within intangible fixed assets and amortized on a straight-line basis over the estimated period of exploration. Each property is reviewed on an annual basis to confirm that drilling activity is planned and it is not impaired. If no future activity is planned the remaining balance of the licence and property acquisition costs is written off. Upon determination of economically recoverable reserves (‘proved reserves' or ‘commercial reserves'), amortization ceases and the remaining costs are aggregated with exploration expenditure and held on a field-by-field basis as proved properties awaiting approval within other intangible assets. When development is approved internally, the relevant expenditure is transferred to property, plant and equipment.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies (continued)

Oil and natural gas exploration and development expenditure (concluded)

Exploration expenditure. Geological and geophysical exploration costs are charged against income as incurred. Costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs, delay rentals and payments made to contractors. If hydrocarbons are not found, the exploration expenditure is written off as a dry hole. If hydrocarbons are found, and, subject to further appraisal activity which may include the drilling of further wells (exploration or exploratory-type stratigraphic test wells), are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment.

Development expenditure. Expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells, is capitalized within property, plant and equipment.

Intangible assets

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses.

Computer software, patents, licences, trademarks and other intangible assets are initially recorded at cost. Where these assets have been acquired through a business combination, this will be the fair value allocated in the acquisition accounting. Where these have been acquired other than through a business combination, the initial cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Intangible assets are amortized over their useful lives on a straight-line basis. Estimated useful life is the lower of legal duration and economic useful life.

The estimated useful life of the assets is reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

As with property, plant and equipment, intangible assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses for intangible assets are measured on a similar basis to impairment losses for property, plant and equipment.

Research and development costs

Research costs are expensed as incurred.

Development costs are capitalized as intangible assets when a project has obtained internal sanction and the future recoverability of such costs can reasonably be regarded as assured.  Such intangible assets are reviewed for impairment at each balance sheet date before being brought into use and once brought into use are amortized on a straight-line basis over the period of the expected benefit. The asset is carried at cost less any accumulated amortization and accumulated impairment losses.

Investments

All investments are initially recognized at fair value, plus in the case of a financial asset not at-fair-value-through-profit-or-loss acquisition charges associated with the investment.

After initial recognition, investments which are classified as at-fair-value-through-profit-or-loss and available-for-sale, are measured at fair value.  Gains or losses on investments classified as at-fair-value-through-profit-or-loss are recognized in income.  Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.  For investments where there is no quoted market price, fair value is determined, where possible, by reference to the current market value of another instrument which is substantially the same or otherwise held at cost.

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase or sell an asset.  Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies (continued)

Inventories

Inventories, other than inventory held for trading purposes, are stated at the lower of cost and net realizable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses.

Inventories held for trading purposes are stated at net realizable value and any changes in net realizable value are recognized in the income statement rather than the statement of recognized income and expenses.

Supplies are valued at cost to the Group mainly using the average method or net realizable value, whichever is the lower.

Trade receivables

Trade receivables are carried at the original invoice amount less allowances made for doubtful receivables. An allowance is recorded for the difference between the carrying amount and the estimated recoverable amount.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the proceeds received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.  Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments (derivatives) to manage certain exposures to fluctuations in foreign currency exchange rates and interest rates, and to manage some of its margin exposure from changes in oil, natural gas and power prices. Derivatives are also traded in conjunction with these risk management activities.

The purpose for which a derivative is used is identified at inception. To qualify for hedge accounting, the contract must be in accordance with established guidelines which require that the hedging relationship is documented, ensure that it is highly effective in achieving its objective, and require that its effectiveness can be reliably measured throughout its duration/term. The Group also has derivatives which are not designated as hedges and derivatives that are held for trading purposes. All derivatives are stated at fair value.

The fair values of all derivatives are remeasured at each period end. Recognition of the gain or loss that results from recording and adjusting a derivative to fair value depends on the purpose for issuing or holding the derivative. For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to profit or loss for the period.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies (continued)

Derivative financial instruments (concluded)

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction.

In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement.  Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement.  Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortized to the net profit and loss such that it is fully amortized by maturity.

In relation to cash flow hedges of firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in net profit or loss.

If a cash flow hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, then the associated gains and losses that were recognized directly in equity are included in the initial cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognized in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.  At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs.  If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the period.

Sales and purchase contracts with pricing terms that are not closely related to the host contract are categorized as having embedded derivatives. These embedded derivatives are measured at fair value at each period end. Any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.  If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as other finance expense.

Environmental liabilities

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years the amount recognized is the present value of the estimated future expenditure.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies (continued)

Decommissioning

Liabilities for decommissioning costs are recognized when the Group has an obligation to dismantle and remove a facility or an item of plant and to restore the site on which it is located, and when a reasonable estimate of that liability can be made. Where an obligation exists for a new facility, such as oil and natural gas production or transportation facilities, this will be on construction or installation. An obligation for decommissioning may also crystallize during the period of operation of a facility through a change in legislation or through a decision to terminate operations. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding item of property, plant and equipment of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the facility or item of plant.

Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment.

Employee benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. Deferred bonus arrangements which have a vesting date more than twelve months after the period end are valued on an actuarial basis using the projected unit credit method and amortized on a straight-line basis over the service period until the award vests. The accounting policy for pensions and other postretirement benefits is described below.

The Group operates a number of equity-settled, share-based compensation plans. The fair value of the awards under matching share plan arrangements, grants of share options and awards under long-term incentive plans are recognized as an expense.

For matching share plans the expense recognized is the cost of the shares purchased as matching occurs, usually on a monthly basis.

For each share option scheme, the total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted at the date of grant. At each subsequent balance sheet date the Group calculates the estimated cumulative charge for each award having regard to any change in the number of options that are expected to vest and the expired portion of the vesting period. The change in this cumulative charge since the previous balance sheet date is expensed.

Once an option vests, no further adjustment is made to the aggregate amount expensed.

Awards under the long-term incentive plans have three separate elements, one that is dependent on market-based conditions (BP shareholder return against the market) and two that are dependent on non-market-based conditions (return on average capital employed and earnings per share growth). Consequently, it is necessary to consider these two components of the award separately. For the market-based condition element of the award, the market condition is taken into account in valuing the award at the grant date. At each subsequent balance sheet date the Group revises its estimate of the number of employees who will receive awards. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

For the non-market-based condition of the award, the likely award is re-assessed at each balance sheet date in relation to the expected outcome of the conditions. At the end of the vesting period, the cumulative cost recognized equates to the amount of any award.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and paid in surplus when the options are exercised.

Pensions and other postretirement benefits

For defined benefit pension and postretirement benefit plans, plan assets are measured at fair value and plan liabilities are measured on an actuarial basis using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities.

The service cost of providing pension and other postretirement benefits to employees for the period is charged to the income statement. The cost of making improvements to pension and other postretirement benefits is recognized in the income statement on a straight-line basis over the period during which the increase in benefits vest. To the extent that the improvements in benefits vest immediately, the cost is recognized immediately. These costs are recognized as an expense.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies (continued)

Pensions and other postretirement benefits (concluded)

A charge representing the unwinding of the discount on the plan liabilities during the period is included within other finance expense.

A credit representing the expected return on the plan assets during the period is included within other finance expense. This credit is based on the market value of the plan assets, and expected rates of return, at the beginning of the year.

Actuarial gains and losses may result from: differences between the expected return and the actual return on plan assets; differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year; or changes in the actuarial assumptions used in the valuation of the plan liabilities. Actuarial gains and losses, and taxation thereon, are recognized in the statement of recognized income and expenses.

For defined contribution plans, contributions payable for the period are charged to the income statement as an operating expense.

Taxation

Tax expense represents the sum of the tax currently payable and the change in deferred tax.

The tax currently payable is based on the taxable profits for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences:

•

except where the deferred tax liability arises on goodwill that is not tax deductible or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized:

•

except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies (concluded)

Taxation (concluded)

Revenues, expenses and assets are recognized net of the amount of customs duties or sales tax except:

•

where the customs duty or sales tax incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the customs duty or sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of customs duty or sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Revenue

Revenue arising from the sale of goods is recognized when the significant risks and rewards of ownership have passed to the buyer and it can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts, customs duties and sales taxes.

Revenues associated with the sale of oil, natural gas liquids, liquefied natural gas, petroleum and chemical products and all other items are recognized when the title passes to the customer. Supply buy/sell arrangements with common counterparties are reported net as are physical exchanges. Oil and natural gas forward sales contracts are included in sales and other operating revenues. Generally, revenues from the production of oil and natural gas properties in which the Group has an interest with other producers are recognized on the basis of the Group’s working interest in those properties (the entitlement method). Differences between the production sold and the Group’s share of production are not significant.

Interest income is recognized as the interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Dividend income from investments is recognized when the shareholders' right to receive the payment is established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

All other borrowing costs are recognized as interest payable in the income statement in the period in which they are incurred.

Discounting

The unwinding of the discount on provisions is included within other finance expense. Any change in the amount recognized for environmental and other provisions arising through changes in discount rates is included within other finance expense.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 2

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2004 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, which was prepared on the basis of UK GAAP. The interim financial statements and notes included in this Report are prepared on the basis of International Financial Reporting Standards, see Note 3 for further information.

Note 3 - Transition to International Financial Reporting Standards

BP will adopt International Financial Reporting Standards (IFRS) for the first time in its financial statements for the year ending December 31, 2005, which will include comparative financial statements for the years ended December 31, 2004 and 2003. IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (that is, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (that is, January 1, 2003) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the three month periods and nine month periods ended September 30, 2005 and 2004, has been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, at October 25, 2005. The IASB standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS financial statements. In addition, BP has decided to early adopt IFRS 6 'Exploration for and Evaluation of Mineral Resources', the amendment to IAS 19 'Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures', the amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intra-group Transactions’ and IFRIC 4 'Determining whether an Arrangement contains a Lease'.

IFRS 1 contains a number of exemptions which companies are permitted to apply. BP has elected:

-	not to present comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

-	not to restate its financial information for acquisitions occurring before January 1, 2003.

-	to deem cumulative translation differences to be zero at January 1, 2003.

-

to recognize all actuarial gains and losses on pensions and other postretirement benefits directly in shareholders' equity. This is consistent with the Group's adoption of FRS 17 'Retirement Benefits' in 2004.

-	to apply IFRS 2 'Share-based Payment' retrospectively to all share-based payments.

As a result of the above exemptions certain changes apply from January 1, 2003 (BP's date of transition) followed by further changes (due to IAS 32 and IAS 39) to apply from January 1, 2005.

In the restatement information for the year ended December 31, 2004 and the interim periods of 2004, financial assets and financial liabilities are accounted for on the basis of UK GAAP.

Under UK GAAP, all derivatives used for trading purposes are recognized on the balance sheet at fair value. However, derivative financial instruments used for hedging purposes are recognized by applying either the accrual method or the deferral method. Under the accrual method, amounts payable or receivable in respect of derivatives are recognized ratably in earnings over the period of the contracts. Changes in the derivative's fair value are not recognized. On the deferral method, gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts as the underlying hedged transaction matures or occurs.

From January 1, 2005 for IFRS all financial assets and financial liabilities have to be recognized initially at fair value. In subsequent periods the measurement of these financial instruments depends on their classification into one of the following measurement categories: i) financial assets or financial liabilities at-fair-value-through-profit-and-loss (such as those used for trading purposes, and all derivatives which do not qualify for hedge accounting); ii) loans and receivables; iii) available-for-sale financial assets (including certain investments held for the long term) and iv) other liabilities.

The effect of adopting IAS 39 at January 1, 2005 is shown as a movement in BP’s shareholders’ equity for 2005 – see Note 13.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 3 - Transition to International Financial Reporting Standards (concluded)

The principal differences for the Group between reporting on the basis of UK GAAP and on the basis of IFRS are as follows:

-	ceasing to amortize goodwill.

-	setting up deferred taxation on:

–	acquisitions
–	inventory valuation differences
–	unremitted earnings of subsidiaries, associates and jointly controlled entities

-	expensing a greater proportion of major maintenance costs.

-	no longer recognizing dividends proposed but not declared as a liability at the balance sheet date.

-	recognizing an expense for the fair value of employee share option schemes rather than the intrinsic value.

-	recording asset swaps on the basis of fair value.

-	measuring embedded derivatives at fair value.

Details of the major differences between UK GAAP and IFRS for BP, and reconciliations of UK GAAP to IFRS for its 2003 and 2004 Income and Cash Flow Statements, its Balance Sheets at January 1, 2003, December 31, 2003, December 31, 2004 and January 1, 2005 are included in BP’s report on Form 6-K for the period ended March 31, 2005 filed with the Securities and Exchange Commission. In addition, the reconciliations for the 2004 interim periods included in this report are shown below.

	Three months ended September 30, 2004 (Unaudited)		Nine months ended September 30, 2004 (Unaudited)
		($ million)
Profit for the period under UK GAAP	4,541		13,351

Adjustments
Goodwill amortization	361		1,077
Major maintenance expenditure	(35)		(123)
Share-based payments	(74)		(109)
Asset swaps	1		3
Recycling foreign exchange on disposal	-		78
Deferred tax	104		(50)
Other	(28)		(34)
Profit for the period under IFRS	4,870		14,193

September 30, 2004 (Unaudited)
($ million)
BP shareholders’ equity under UK GAAP	74,941

Adjustments
Goodwill amortization	2,499
Major maintenance expenditure	(667)
Share-based payments	(299)
Asset swaps	(139)
Deferred tax	(3,971)
Dividend accrual	1,536
Other	(69)
BP shareholders’ equity under IFRS	73,831

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 4 - Resegmentation

With effect from January 1, 2005 there have been the following changes to the business segments reported by the Group.

(a)

Our petrochemicals operations were divided between the Refining and Marketing segment and Other businesses and corporate. The aromatics and acetyls businesses and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany became part of Refining and Marketing. The olefins and derivatives business is now reported within Other businesses and corporate. This segment was also restated to include the legacy historical results of other petrochemicals assets that had been divested during 2004. In addition we also combined our Grangemouth and Lavéra refineries into the olefins and derivatives business to maintain current operating synergies. As indicated below (Note 5) we have agreed to sell our Olefins and Derivatives business and have categorized the majority of this business as discontinued operations.

(b)	A small US operation, the Hobbs fractionator, which supplies petrochemicals feedstock, has been transferred from Gas, Power and Renewables to olefins and derivatives.

(c)	The Mardi Gras pipeline system in the Gulf of Mexico has been transferred from Exploration and Production to Refining and Marketing.

Comparative financial and operating information is shown after resegmentation and the adoption of International Financial Reporting Standards.

Note 5 - Sale of Olefins and Derivatives business

BP announced on 7 October 2005, its intention to sell Innovene, its olefins, derivatives and refining group to UK-based INEOS for $9 billion in cash. The transaction, which is subject to regulatory approvals, includes all Innovene's manufacturing sites, markets and technologies. The equity-accounted investments in China and Malaysia which were part of the Olefins and Derivatives business will remain with BP and are included within Other businesses and corporate.

The proposed sale was sufficiently well advanced at the end of September for the Innovene operations to be classified as a 'disposal group' and for the assets and related liabilities to be shown as held for sale at 30 September. In these circumstances the Innovene operations should be carried on the Group's balance sheet at the lower of cost and fair value less costs to sell. The re-measurement to fair value resulted in a loss of $724 million before tax.

The Innovene operations represent a separate major line of business for BP. As a result of the proposed sale, these operations have been treated as discontinued operations at 30 September 2005. A single amount is shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the re-measurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene are reported separately from the continuing operations of the BP Group. The table below provides further detail of the amount shown on the income statement. The income statements for prior periods have been restated to conform with this style of presentation.

In the cash flow statement the cash provided by the operating activities of Innovene has been separated from that of the rest of the Group and reported as a single line item.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit before tax from Innovene operations	99	231	924	447
Net profit on transactions between continuing and Innovene operations	(144)	(89)	(399)	(157)
Profit before taxation	(45)	142	525	290
Loss recognized on the re-measurement to fair value	(724)	-	(724)	-
	(769)	142	(199)	290
Taxation
Related to profit before tax	(56)	(59)	(220)	(119)
Related to re-measurement to fair value	159	-	159	-
Profit (loss) from Innovene operations	(666)	83	(260)	171

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 6 - Sales and other operating revenues	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)

By business
Exploration and Production	11,321	8,601	32,441	24,870
Refining and Marketing	68,790	46,639	181,458	141,795
Gas, Power and Renewables	28,917	20,443	75,694	59,852
Other businesses and corporate	161	137	507	390
Sales by continuing operations	109,189	75,820	290,100	226,907
Less: sales between businesses	8,511	7,873	24,723	21,367
sales to Innovene operations	4,158	2,183	10,197	5,956
Third party sales of continuing operations	96,520	65,764	255,180	199,584
Innovene sales	5,824	4,437	18,895	11,914
Less: sales to continuing operations	2,667	1,774	8,583	4,296
Third party sales of Innovene operations	3,157	2,663	10,312	7,618
Total third party sales	99,677	68,427	265,492	207,202

By geographical area
UK	37,406	20,355	92,233	52,075
Rest of Europe	16,904	11,499	49,644	32,309
USA	45,759	30,476	116,818	94,037
Rest of World	19,595	16,552	58,237	47,806
Sales by continuing operations	119,664	78,882	316,932	226,227
Less: sales between areas	18,986	10,935	51,555	20,687
sales to Innovene operations	4,158	2,183	10,197	5,956
Third party sales of continuing operations	96,520	65,764	255,180	199,584

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 7 - Operating profits are after charging:	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million, except per share amounts)

Exploration expense
UK	3	4	21	9
Rest of Europe	1	7	2	15
USA	120	58	308	218
Rest of World	53	66	145	137
	177	135	476	379

Production and similar taxes (a)
UK	95	51	362	223
Overseas	739	502	1,818	1,279
	834	553	2,180	1,502

____________

(a)	Production taxes are charged against Exploration and Production’s operating profit.

Note 8 - Interest payable
Group interest payable	237	161	632	456
Capitalized	(93)	(57)	(245)	(159)
	144	104	387	297
Early redemption of finance leases	-	-	57	-
	144	104	444	297

Note 9 - Other finance expense
Interest on pension and other postretirement benefit plan liabilities	502	502	1,525	1,493
Expected return on pension and other postretirement benefit plan assets	(528)	(493)	(1,617)	(1,482)
Interest net of expected return on plan assets	(26)	9	(92)	11
Unwinding of discount on provisions	49	48	144	146
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	14	22	48	74
	37	79	100	231

Note 10 - Dividends paid
Dividends per ordinary share
cents	8.925	7.10	25.925	20.6
pence	5.119	3.860	14.091	11.341
Dividends per ADS (cents)	53.55	42.6	155.55	123.6

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 11 - Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total Continuing operations	Innovene	Consolidation adjustment and eliminations	Total Group
	(Unaudited)
	($ million)
Three months ended September 30, 2005
Sales and other operating revenues
- third parties	3,227	64,825	28,307	161	-	96,520	3,157	-	99,677
- sales between businesses	8,013	-	498	-	(8,511)	-	2,667	(2,667)	-
- sales to Innovene operations	81	3,965	112	-	-	4,158	-	(4,158)	-
	11,321	68,790	28,917	161	(8,511)	100,678	5,824	(6,825)	99,677
Equity-accounted income	993	101	(7)	45	-	1,132	-	-	1,132
Profit (loss) before interest and tax	6,536	3,697	412	(452)	(141)	10,052	(625)	(144)	9,283
Capital expenditure and acquisitions	2,493	561	39	61	-	3,154	103	-	3,257

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total Continuing operations	Innovene	Consolidation adjustment and eliminations	Total Group
	(Unaudited)
	($ million)
Three months ended September 30, 2004
Sales and other operating revenues
- third parties	2,207	43,603	19,817	137	-	65,764	2,663	-	68,427
- sales between businesses	6,375	1,093	405	-	(7,873)	-	1,774	(1,774)	-
- sales to Innovene operations	19	1,943	221	-	-	2,183	-	(2,183)	-
	8,601	46,639	20,443	137	(7,873)	67,947	4,437	(3,957)	68,427
Equity-accounted income	656	90	3	14	-	763	5	-	768
Profit (loss) before interest and tax	4,827	2,190	57	(441)	(6)	6,627	231	(89)	6,769
Capital expenditure and acquisitions	2,394	632	62	77	-	3,165	184	-	3,349

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 11 - Business and geographical analysis - continued

By geographical area	UK	Rest of Europe	USA	Rest of World	Eliminations	Total
	(Unaudited)
	($ million)
Three months ended September 30, 2005
Sales and other operating revenues
- third parties	19,653	14,200	43,857	18,810	-	96,520
- sales between areas	15,996	1,346	859	785	(18,986)	-
- sales to Innovene operations	1,757	1,358	1,043	-	(4,158)	-
	37,406	16,904	45,759	19,595	(23,144)	96,520
Equity-accounted income
- continuing operations	1	2	24	1,105	-	1,132
- Innovene operations	-	-	-	-	-	-
	1	2	24	1,105	-	1,132
Profit (loss) before interest and tax
- continuing operations	1,138	1,523	3,543	3,848	-	10,052
- Innovene operations	(289)	(88)	(220)	(28)	(144)	(769)
	849	1,435	3,323	3,820	(144)	9,283
Capital expenditure and acquisitions	381	193	1,263	1,420	-	3,257

Three months ended September 30, 2004
Sales and other operating revenues
- third parties	13,837	11,077	29,550	11,300	-	65,764
- sales between areas	5,166	124	393	5,252	(10,935)	-
- sales to Innovene operations	1,352	298	533	-	(2,183)	-
	20,355	11,499	30,476	16,552	(13,118)	65,764
Equity-accounted income
- continuing operations	1	(3)	31	734	-	763
- Innovene operations	(3)	8	-	-	-	5
	(2)	5	31	734	-	768
Profit (loss) before interest and tax
- continuing operations	513	1,166	2,606	2,342	-	6,627
- Innovene operations	(9)	226	11	3	(89)	142
	504	1,392	2,617	2,345	(89)	6,769
Capital expenditure and acquisitions	392	291	1,355	1,311	-	3,349

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 11 - Business and geographical analysis - continued

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total continuing operations	Innovene	Consolidation adjustment and eliminations	Total Group
	(Unaudited)
	($ million)
Nine months ended September 30, 2005
Sales and other operating revenues
- third parties	9,012	171,822	73,839	507	-	255,180	10,312	-	265,492
- sales between businesses	23,248	-	1,475	-	(24,723)	-	8,583	(8,583)	-
- sales to Innovene operations	181	9,636	380	-	-	10,197	-	(10,197)	-
	32,441	181,458	75,694	507	(24,723)	265,377	18,895	(18,780)	265,492
Equity-accounted income	2,345	194	(1)	37	-	2,575	3	-	2,578
Profit (loss) before interest and tax	18,933	8,010	990	(788)	(43)	27,102	200	(399)	26,903
Capital expenditure and acquisitions	7,275	1,407	111	209	-	9,002	357	-	9,359

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total continuing operations	Innovene	Consolidation adjustment and eliminations	Total Group
	(Unaudited)
	($ million)
Nine months ended September 30, 2004
Sales and other operating revenues
- third parties	6,871	134,206	58,117	390	-	199,584	7,618	-	207,202
- sales between businesses	17,941	2,354	1,072	-	(21,367)	-	4,296	(4,296)	-
- sales to Innovene operations	58	5,235	663	-	-	5,956	-	(5,956)	-
	24,870	141,795	59,852	390	(21,367)	205,540	11,914	(10,252)	207,202
Equity-accounted income	1,537	209	2	43	-	1,791	(11)	-	1,780
Profit (loss) before interest and tax	13,340	5,733	431	400	(91)	19,813	447	(157)	20,103
Capital expenditure and acquisitions	8,410	1,599	199	199	-	10,407	376	-	10,783

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 11 - Business and geographical analysis - concluded

By geographical area	UK	Rest of Europe	USA	Rest of World	Eliminations	Total
	(Unaudited)
	($ million)
Nine months ended September 30, 2005
Sales and other operating revenues
- third parties	52,902	38,842	112,702	50,734	-	255,180
- sales between areas	34,747	6,723	2,619	7,466	(51,555)	-
- sales to Innovene operations	4,584	4,079	1,497	37	(10,197)	-
	92,233	49,644	116,818	58,237	(61,752)	255,180
Equity-accounted income
- continuing operations	8	(2)	68	2,501	-	2,575
- Innovene operations	-	3	-	-	-	3
	8	1	68	2,501	-	2,578
Profit (loss) before interest and tax
- continuing operations	2,206	5,175	10,165	9,556	-	27,102
- Innovene operations	(67)	407	(124)	(16)	(399)	(199)
	2,139	5,582	10,041	9,540	(399)	26,903
Capital expenditure and acquisitions	1,084	524	3,760	3,991	-	9,359

Nine months ended September 30, 2004
Sales and other operating revenues
- third parties	36,101	31,578	91,476	40,429	-	199,584
- sales between areas	12,128	144	1,039	7,376	(20,687)	-
- sales to Innovene operations	3,846	587	1,522	1	(5,956)	-
	52,075	32,309	94,037	47,806	(26,643)	199,584
Equity-accounted income
- continuing operations	6	5	71	1,709	-	1,791
- Innovene operations	(6)	(5)	-	-	-	(11)
	-	-	71	1,709	-	1,780
Profit (loss) before interest and tax
- continuing operations	1,793	2,620	7,690	7,710	-	19,813
- Innovene operations	(99)	483	52	11	(157)	290
	1,694	3,103	7,742	7,721	(157)	20,103
Capital expenditure and acquisitions	951	663	3,891	5,278	-	10,783

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 12 - Analysis of changes in net debt	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Opening balance
Finance debt	19,302	19,858	23,091	22,325
Less: Cash and cash equivalents	1,360	1,590	1,359	2,056
Opening net debt	17,942	18,268	21,732	20,269
Closing balance
Finance debt	22,159	20,445	22,159	20,445
Less: Cash and cash equivalents	2,182	1,741	2,182	1,741
Closing net debt	19,977	18,704	19,977	18,704
Decrease (increase) in net debt	(2,035)	(436)	1,755	1,565

Movement in cash and cash equivalents (excluding exchange adjustments)	896	130	906	(328)
Net cash outflow (inflow) from financing (excluding share capital)	(3,060)	(563)	867	2,104
Adoption of IAS 39	-	-	(147)	-
Fair value hedge adjustment	8	-	123	-
Other movements	33	10	135	31
Movement in net debt before exchange effects	(2,123)	(423)	1,884	1,807
Exchange adjustments	88	(13)	(129)	(242)
Decrease (increase) in net debt	(2,035)	(436)	1,755	1,565

Note 13 – Movement in BP shareholders’ equity	(Unaudited)
($ million)

Balance at December 31, 2004	76,892
Adoption of IAS 39	(243)
As restated at January 1, 2005	76,649
Profit for the period	18,656
Distribution to shareholders	(5,503)
Currency translation differences (net of tax)	(2,152)
Issue of ordinary share capital for employee share schemes	504
Issue of ordinary share capital for TNK-BP	1,250
Purchase of shares by ESOP trusts	(254)
Share-based payment accrual (net of tax)	452
Available-for-sale investments (net of tax)	25
Cash flow hedges (net of tax)	(169)
Repurchase of ordinary share capital	(7,878)
Balance at September 30, 2005	81,580

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 14 - Earnings per share

The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e., profit for the period less preference dividends, related to the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders, adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares, and for the ordinary shares issuable, in one final annual tranche, in respect of the TNK-BP joint venture. The first of the three tranches in respect of TNK-BP was issued during the third quarter of 2004, and the second in the third quarter of 2005. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	(shares thousands)
Weighted average number of ordinary shares	21,007,316	21,683,963	21,238,117	21,891,936
Ordinary shares issuable under employee share schemes	110,175	73,230	84,311	53,930
Ordinary shares issuable as consideration for BP’s interest in the TNK-BP joint venture	176,398	350,023	198,338	419,652
	21,293,889	22,107,216	21,520,766	22,365,518

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 15 - Pension and other postretirement benefits

	Three months ended September 30, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	92	67	41	200
Past service cost	(1)	(17)	-	(18)
Settlement, curtailment and special termination benefits	5	-	2	7
Payments to defined contribution plans	-	41	3	44
Total operating charge	96	91	46	233
Expected return on plan assets	(356)	(139)	(33)	(528)
Interest on plan liabilities	246	161	95	502
Other finance (income) expense	(110)	22	62	(26)

	Three months ended September 30, 2004
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	88	72	31	191
Past service cost	-	-	(13)	(13)
Settlement, curtailment and special termination benefits	6	-	18	24
Payments to defined contribution plans	-	28	7	35
Total operating charge	94	100	43	237
Expected return on plan assets	(335)	(128)	(30)	(493)
Interest on plan liabilities	244	165	93	502
Other finance (income) expense	(91)	37	63	9

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 15 - Pension and other postretirement benefits - concluded

	Nine months ended September 30, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	288	199	106	593
Past service cost	4	(17)	4	(9)
Settlement, curtailment and special termination benefits	25	-	6	31
Payments to defined contribution plans	-	125	8	133
Total operating charge	317	307	124	748
Expected return on plan assets	(1,106)	(416)	(95)	(1,617)
Interest on plan liabilities	764	483	278	1,525
Other finance (income) expense	(342)	67	183	(92)

	Nine months ended September 30, 2004
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	271	206	82	559
Past service cost	-	-	7	7
Settlement, curtailment and special termination benefits	21	-	17	38
Payments to defined contribution plans	-	104	10	114
Total operating charge	292	310	116	718
Expected return on plan assets	(1,008)	(392)	(82)	(1,482)
Interest on plan liabilities	732	508	253	1,493
Other finance (income) expense	(276)	116	171	11

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles

The consolidated financial statements of the BP Group are prepared in accordance with International Financial Reporting Standards (IFRS) which differ in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and IFRS for BP Group reporting relate to the following:

(i)	Deferred taxation/business combinations

IFRS requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination. This adjustment is offset by an equivalent adjustment to goodwill or, on first-time adoption of IFRS, in retained earnings. Under US GAAP, the adjustment is reflected in the carrying value of the asset or liability concerned.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	69	206	152	498
Taxation	119	(29)	187	(316)
Profit for the period	(188)	(177)	(339)	(182)

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	3,892	4,052
Deferred tax liabilities	1,668	1,489
BP shareholders’ equity	2,224	2,563

(ii)	Provisions

IFRS requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates. Unwinding of the discount and the effect of a change in the discount rate is included in other finance expense in the period. When a decommissioning provision is set up, an item of property, plant and equipment of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

US GAAP requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. Unwinding of the discount is included in operating profit for the period.

The provisions for decommissioning under US GAAP are set up on a similar basis to IFRS except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

In addition, use of different oil and natural gas reserve volumes (see (iii)) results in different field lives and hence different decommissioning provisions under IFRS and US GAAP.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles – continued

(ii)	Provisions - concluded

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses and depreciation, depletion and amortization	319	206	220	291
Other finance expense	(49)	(48)	(144)	(146)
Taxation	(98)	(36)	(22)	(43)
Profit for the period	(172)	(122)	(54)	(102)

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	(1,548)	(1,667)
Provisions	(1,245)	(1,454)
Deferred tax liabilities	(104)	(76)
BP shareholders’ equity	(199)	(137)

The following data summarizes the movements in the asset retirement obligations, as adjusted to accord with US GAAP, for the nine months ended September 30, 2005.

(Unaudited)
($ million)
At January 1, 2005	3,898
Exchange adjustments	(1)
New provisions/adjustment to provisions	187
Unwinding of discount	162
Utilized/deleted	(161)
At September 30, 2005	4,085

(iii)	Oil and natural gas reserve differences

The US Securities and Exchange Commission (SEC) rules for estimating oil and natural gas reserves are different in certain respects from the UK Statement of Recommended Practice ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ (SORP); in particular, the SEC requires the use of year-end prices, whereas under the SORP the Group uses long-term planning prices. Any consequent difference in reserve volumes results in different charges for depreciation, depletion and amortization between IFRS and US GAAP.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(iii)	Oil and natural gas reserve differences - concluded

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	93	-	75	-
Taxation	(37)	-	(30)	-
Profit for the period	(56)	-	(45)	-

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	(27)	48
Deferred tax liabilities	(12)	18
BP shareholders’ equity	(15)	30

(iv)	Sale and leaseback

The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for IFRS whereas for US GAAP it was treated as a financing transaction. The remaining interest in this building was sold in January 2003.

Provisions were recognized under IFRS in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP. Following the disposal of the building a provision has now been recognized for US GAAP.

Under IFRS the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit is being amortized over the term of the operating lease.

The adjustments to profit for the period and BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Distribution and administration expenses	(3)	(3)	(4)	(8)
Taxation	1	-	-	2
Profit for the period	2	3	4	6

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Other payables	18	21
Provisions	44	45
Deferred tax liabilities	(23)	(23)
BP shareholders’ equity	(39)	(43)

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(v)	Goodwill and intangible assets

There are two main differences in the basis for determining goodwill between IFRS and US GAAP which result in the amount of goodwill for US GAAP reporting differing from the amount recognized under IFRS.

Goodwill represents the difference between the consideration paid in an acquisition and the fair value of the assets and liabilities acquired. Where shares are issued in connection with an acquisition IFRS requires that the shares issued be valued at the time the public offer becomes unconditional. For US GAAP, the consideration is determined at the date the offer is made.

Under US GAAP, goodwill and indefinite lived intangible assets have not been amortized since December 31, 2001, rather such assets are subject to periodic impairment testing. The Group does not have any other intangible assets with indefinite lives. Under IFRS, goodwill amortization ceased from January 1, 2003.

During the fourth quarter of 2004 the Group completed a goodwill impairment review using the two-step process prescribed in US GAAP. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review. For the purposes of this impairment review the reporting unit is one level below an operating segment.

The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below.

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Goodwill	181	224
BP shareholders’ equity	181	224

In accordance with Group accounting practice, exploration licence acquisition costs are capitalized initially as an intangible fixed asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to property, plant and equipment. Where exploration is unsuccessful, the unamortized cost is charged against income. At September 30, 2005 and December 31, 2004, exploration licence acquisition costs included in the Group’s property, plant and equipment and intangible fixed assets, net of accumulated amortization, were as follows.

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Exploration licence acquisition cost included in fixed assets (net of accumulated amortization)
Property, plant and equipment	1,163	1,100
Other intangible assets	566	595

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(v)	Goodwill and intangible assets - concluded

Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the nine months ended September 30, 2005 are shown below.

	Exploration expenditure	Goodwill	Additional minimum pension liability (see (ix))	Other intangibles	Total
	(Unaudited)
	($ million)
Net book amount
At January 1, 2005	3,761	11,535	39	443	15,778
Amortization expense	(106)	-	-	(67)	(173)
Other movements	457	(759)	-	323	21
At September 30, 2005	4,112	10,776	39	699	15,626

Amortization expense relating to other intangibles is expected to be in the range $60-$80 million in each of the succeeding five years.

(vi)	Derivative financial instruments and hedging activities

US GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, hedge accounting is permitted but not required.

In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	-	442	(21)	794
Interest payable	(4)	-	(14)	-
Taxation	-	(129)	(72)	(241)
Profit for the period	4	(313)	107	(553)

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Goodwill	131	131
Finance debt	(130)	(164)
Trade and other payables	-	718
Deferred tax liabilities	46	(108)
BP shareholders’ equity	215	(315)

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(vii)	Inventory valuation

US GAAP requires trading inventories to be accounted for at historical cost. The Group marks trading inventories to market at the balance sheet date. As such, an IFRS/US GAAP difference arises which impacts both profit for the period and BP shareholders’ equity due to the difference in inventory valuations.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Purchases	329	(433)	722	(672)
Taxation	(115)	152	(253)	236
Profit for the period	(214)	281	(469)	436

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Inventories	(622)	100
Deferred tax liabilities	(218)	35
BP shareholders’ equity	(404)	65

(viii)	Gain arising on asset exchange

Under IFRS, nonmonetary exchanges of assets are accounted for at fair value at the date of the transaction, with any gain or loss recognized in income. From January 1, 2005 the treatment of gains arising on nonmonetary exchanges of assets under IFRS and US GAAP is similar. In 2000, BP agreed to a value-neutral transaction with its partners in the Prudhoe Bay field in Alaska whereby it received an increase in its natural gas interest in return for a reduction in its share of liquids production. Under US GAAP this transaction was recorded at net book value, with no resulting gain or loss.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Depreciation, depletion amortization	5	7	14	21
Taxation	(2)	(2)	(5)	(8)
Profit for the period	(3)	(5)	(9)	(13)

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	372	386
Deferred tax liabilities	130	135
BP shareholders’ equity	242	251

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(ix)	Pensions and other postretirement benefits

Under IFRS, surpluses and deficits of funded schemes for pensions and other postretirement benefits are included in the Group balance sheet at their fair values and all movements are reflected in the income statement, except for actuarial gains and losses which are reflected in the statement of recognized income and expenses. This contrasts with US GAAP under which actuarial gains and losses are not recognized as they occur but are recognized systematically and gradually over subsequent periods. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	162	115	444	309
Other finance expense	26	(9)	92	(11)
Taxation	(60)	(28)	(167)	(78)
Profit for the period	(128)	(78)	(369)	(220)

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Other intangible assets	39	39
Loans and other receivables	6,515	7,104
Provisions	8,650	8,973
Defined benefit pension plan surplus	(2,132)	(2,105)
Defined benefit pension plan and other postretirement benefit plan deficits	(9,773)	(10,339)
Deferred tax liabilities	1,881	2,315
BP shareholders’ equity	3,664	4,089

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(x)	Impairments

Under IFRS, in determining the amount of any impairment loss, the carrying value of fixed assets and goodwill is compared with the discounted value of the future cash flows. Under US GAAP an initial step is required whereby the carrying value is compared with the undiscounted future cash flows, and only if the carrying value is less than the undiscounted cash flows is an impairment loss recognized. Certain of the impairment charges recognized under IFRS have been reversed for US GAAP. Subsequently, for the three months ended September 30, 2005, certain impairments previously recognized under IFRS but reversed for US GAAP have now been recognized under US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	10	-	24	-
Impairment and losses on sale of businesses and fixed assets	726	-	703	-
Taxation	(213)	-	(210)	-
Profit for the period	(523)	-	(517)	-

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Goodwill	-	325
Property, plant and equipment	241	661
Deferred tax liabilities	94	309
BP shareholders’ equity	147	677

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(xi)	Provisions for severance and operating costs

The recognition criteria for costs associated with severance and restructuring provisions are similar under IFRS and US GAAP. However, in the following situations a provision under IFRS does not qualify as a provision under US GAAP: (i) future operating losses are recognized when they occur; and (ii) where employees are required to render service beyond a minimum retention period, the termination benefit associated with those employees is recognized over the future period.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	18	-	48	-
Taxation	(5)	-	(14)	-
Profit for the period	(13)	-	(34)	-

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Provisions	(36)	(87)
Deferred tax liabilities	10	27
BP shareholders’ equity	26	60

(xii)	Equity-accounted investments

Under IFRS the Group's accounting policies are applied in arriving at the amounts to be included in the financial statements in relation to equity-accounted investments. The major difference between IFRS and US GAAP in this respect relates to deferred tax.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Earnings from jointly controlled entities	(45)	(35)	(209)	(53)
Profit for the period	(45)	(35)	(209)	(53)

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Investments in jointly controlled entities	3	212
BP shareholders’ equity	3	212

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(xiii)	Investments

Under IFRS for periods prior to 2005, certain equity investments are reported as either current or noncurrent investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently, they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

The Group sold its investments in Petrochina and Sinopec in January and February 2004, respectively, resulting in a gain on disposal of $1,314 million. For the nine months ended September 30, 2004 gains of $1,165 million were reclassified from comprehensive income to net income.

The adjustments to accumulated other comprehensive income (BP shareholders’ equity) to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	At September 30, 2005	At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Fixed assets – other investments	-	344
Deferred tax liabilities	-	117
BP shareholders’ equity	-	227

(xiv)	Consolidation of variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 ‘Consolidation of Variable Interest Entities’ (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns.

The Group currently has several ships under construction which are accounted for under IFRS as operating leases. Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group. The maximum exposure to loss as a result of the Group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adoption of Interpretation 46 did not have a significant effect on profit, as adjusted to accord with US GAAP. The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	At September 30, 2005	At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	725	507
Finance debt	725	507
BP shareholders’ equity	-	-

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(xv)	Discontinued operations

Under IFRS, a component of an entity held for sale as part of a single plan to dispose of a separate major line of business is classified as a discontinued operation in the statement of income.

Under US GAAP (EITF Issue No. 03-13 ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations’), a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no significant continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal.

In connection with the separation of Innovene from the Group, the Group has a number of commercial arrangements with Innovene for the supply of refining and petrochemical feedstocks, and the purchase and sale of refined products.

Because of continuing direct cash flows that will result from activities with Innovene subsequent to divestment, under US GAAP, the operations of Innovene would not be classified as a discontinued operation and would be included in the Group’s continuing operations.

The following summarizes the reclassification for discontinued operations necessary to accord with US GAAP.

	Three months ended September 30, 2005 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Sales and other operating revenues	96,520	3,157	99,677

Profit before interest and taxation from continuing operations	10,052	(769)	9,283
Interest payable	144	-	144
Other finance expense	37	-	37
Profit before taxation from continuing operations	9,871	(769)	9,102
Taxation	2,674	(103)	2,571
Profit from continuing operations	7,197	(666)	6,531
Loss from Innovene operations	(666)	666	-
Profit for the period	6,531	-	6,531

	Three months ended September 30, 2004 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Sales and other operating revenues	65,764	2,663	68,427

Profit before interest and taxation from continuing operations	6,627	142	6,769
Interest payable	104	-	104
Other finance expense	79	-	79
Profit before taxation from continuing operations	6,444	142	6,586
Taxation	1,657	59	1,716
Profit from continuing operations	4,787	83	4,870
Profit from Innovene operations	83	(83)	-
Profit for the period	4,870	-	4,870

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

	Nine months ended September 30, 2005 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Sales and other operating revenues	255,180	10,312	265,492

Profit before interest and taxation from continuing operations	27,102	(199)	26,903
Interest payable	444	-	444
Other finance expense	100	-	100
Profit before taxation from continuing operations	26,558	(199)	26,359
Taxation	7,444	61	7,505
Profit from continuing operations	19,114	(260)	18,854
Loss from Innovene operations	(260)	260	-
Profit for the period	18,854	-	18,854

	Nine months ended September 30, 2004 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Sales and other operating revenues	199,584	7,618	207,202

Profit before interest and taxation from continuing operations	19,813	290	20,103
Interest payable	297	-	297
Other finance expense	231	-	231
Profit before taxation from continuing operations	19,285	290	19,575
Taxation	5,263	119	5,382
Profit from continuing operations	14,022	171	14,193
Profit from Innovene operations	171	(171)	-
Profit for the period	14,193	-	14,193

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders' equity which would be required if US GAAP had been applied instead of IFRS.

Profit for the period	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit as reported in the consolidated statement of income	6,463	4,818	18,656	14,065

Adjustments:
Deferred taxation/business combinations (i)	(188)	(177)	(339)	(182)
Provisions (ii)	(172)	(122)	(54)	(102)
Oil and natural gas reserve differences (iii)	(56)	-	(45)	-
Sale and leaseback (iv)	2	3	4	6
Derivative financial instruments (vi)	4	(313)	107	(553)
Inventory valuation (vii)	(214)	281	(469)	436
Gain arising on asset exchange (viii)	(3)	(5)	(9)	(13)
Pensions and other postretirement benefits (ix)	(128)	(78)	(369)	(220)
Impairments (x)	(523)	-	(517)	-
Provisions for severance and operating costs (xi)	(13)	-	(34)	-
Equity-accounted investments (xii)	(45)	(35)	(209)	(53)
Other	-	67	41	6

Profit for the period as adjusted to accord with US GAAP	5,127	4,439	16,763	13,390
Dividend requirement on preference shares	-	-	1	1
Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP	5,127	4,439	16,762	13,389
Per ordinary share – cents
Basic	24.44	20.47	78.92	61.16
Diluted	24.32	20.25	78.05	60.10
Per American Depositary Share – cents (a)
Basic	146.64	122.82	473.52	366.96
Diluted	145.92	121.50	468.30	360.60

_______________

(a)	One American Depositary Share is equivalent to six ordinary shares.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

BP shareholders’ equity	September 30, 2005 (Unaudited)	December 31, 2004 (Unaudited)
	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	81,580	76,892

Adjustments:
Deferred taxation/business combinations (i)	2,224	2,563
Provisions (ii)	(199)	(137)
Oil and natural gas reserve differences (iii)	(15)	30
Sale and leaseback (iv)	(39)	(43)
Goodwill and intangible assets (v)	181	224
Derivative financial instruments (vi)	215	(315)
Inventory valuation (vii)	(404)	65
Gain arising on asset exchange (viii)	242	251
Pensions and other postretirement benefits (ix)	3,664	4,089
Impairments (x)	147	677
Provisions for severance and operating costs (xi)	26	60
Equity accounted investments (xii)	3	212
Investments (xiii)	-	227
Consolidation of variable interest entities (xiv)	-	-
Other	-	(40)

BP shareholders’ equity as adjusted to accord with US GAAP	87,625	84,755

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit for the period as adjusted to accord with US GAAP	5,127	4,439	16,763	13,390
Currency translation differences	185	50	(2,152)	(152)
Investments
Unrealized gains	76	21	127	80
Unrealized losses	-	-	(42)	(42)
Less: reclassification adjustment for gains included in net income	(17)	-	(60)	(1,165)
Cash flow hedges	(2)	-	(148)	-
Additional minimum pension liability	-	-	-	-
Comprehensive income	5,369	4,510	14,488	12,111

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

Comprehensive income - concluded

At September 30, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Currency translation differences	2,209	4,361
Net unrealized gains on investments	252	227
Cash flow hedges	(148)	-
Pension liability adjustment	(1,115)	(1,115)
Accumulated other comprehensive income	1,198	3,473

Impact of new US accounting standards

Inventory: In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ‘Inventory Costs an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight and re-handling costs, be recognized as current-period charges. SFAS 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for accounting periods beginning after June 15, 2005. The Group adopted SFAS 151 with effect from July 1, 2005. The adoption of SFAS 151 did not have a significant effect on the Group’s profit, as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Discontinued operations: In November 2004, the EITF reached a consensus on Issue No. 03-13 ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations’ (EITF 03-13). Under EITF 03-13, a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no significant continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal. EITF 03-13 is effective for a component of an enterprise that is either disposed of or classified as held for sale in accounting periods beginning after December 15, 2004.

Revenue: In September 2005, the FASB ratified the consensus reached by the EITF regarding Issue No. 04-13 ‘Accounting for Purchases and Sales of Inventory with the Same Counterparty’ (EITF 04-13). EITF 04-13 addresses accounting issues that arise when a company both sells inventory to and buys inventory from another entity in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw material, work-in-process or finished goods. At issue is whether the revenue, inventory cost and cost of sales should be recorded at fair value or whether the transactions should be classified as nonmonetary transactions. EITF 04-13 requires purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another be combined and recorded as exchanges measured at the book value of the item sold. EITF 04-13 is effective for new arrangements entered into and modifications or renewals of existing arrangements in accounting periods beginning after March 15, 2006. The Group accounts for buy/sell arrangements and physical exchanges on a net basis.

Nonmonetary asset exchanges: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ‘Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29’ (SFAS 153). SFAS 153 eliminates the Accounting Principles Board Opinion No. 29 exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in accounting periods beginning after June 15, 2005. The Group adopted SFAS 153 with effect from January 1, 2005. The adoption of SFAS 153 did not have a significant effect on the Group’s profit, as adjusted to accord with US GAAP, or BP shareholders' equity, as adjusted to accord with US GAAP.

Share options: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R). SFAS 123R, which is a revision of Statement of Financial Accounting Standards No. 123 ‘Accounting for Stock-Based Compensation’ (SFAS 123), supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’. Under SFAS 123R, share-based payments to employees and others are required to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer a permitted alternative.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

Impact of new US accounting standards – continued

Effective January 1, 2005, as part of the adoption of IFRS, the Group adopted International Financial Reporting Standard 2 ‘Share-based Payment’ (IFRS 2). IFRS 2 requires the recognition of expense when goods or services are received from employees or others in consideration for equity instruments or amounts that are based on the value of an entity's equity instruments. The recognition and measurement provisions of IFRS 2 are similar to those of SFAS 123R.

In adopting IFRS 2, the Company elected to restate prior period results to recognize the expense associated with equity-settled share-based payment transactions that were not fully vested as January 1, 2003 and the liability associated with cash-settled share-based payment transactions as of January 1, 2003.

The Group adopted SFAS 123R with effect from January 1, 2005.

Taxation: In December 2004, the FASB issued Staff Position No. 109-1 ‘Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004’ (FSP 109-1). FSP 109-1, effective upon issuance, requires that the manufacturers’ deduction provided for under the American Jobs Creation Act of 2004 (the Jobs Creation Act) be accounted for as special deduction in accordance with FASB Statement of Financial Accounting Standards No. 109, ‘Accounting for Income Taxes,’ rather than a tax rate reduction. The manufacturers’ deduction will be recognized by the Company in the year the benefit is earned.

In December 2004, the FASB issued Staff Position No. 109-2 ‘Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004’ (FSP 109-2). The Jobs Creation Act provides a special one-time provision allowing earnings of certain non US companies to be repatriated to a US parent company at a reduced tax rate. FSP 109-2, effective upon issuance, permits additional time beyond the financial reporting period of enactment in order to evaluate the effect of the Jobs Creation Act without undermining an entity’s assertion that repatriation of non US earnings to a US parent company is not expected within the foreseeable future. As provided by FSP 109-2, the Group has elected to defer a decision on potentially altering current plans regarding the permanent reinvestment in certain non US subsidiaries and corporate joint ventures. The income tax effects associated with any repatriation of unremitted earnings as a result of the Jobs Creation Act cannot be reasonably estimated at this time.

Provisions: In March 2005, the FASB issued FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143’ (Interpretation 47). Under Interpretation 47, a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement is conditional on a future event that may or may not be within the control of the entity. Interpretation 47 clarifies that an entity is required to recognize a liability, when incurred, for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Interpretation 47 is effective for fiscal years ending after December 15, 2005. While the Group has not yet completed its evaluation of the impact of adopting Interpretation 47 it is not expected to have a significant effect on the Group's profit, as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Fixed assets: FASB Statement of Financial Accounting Standards No. 19 ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’ (SFAS 19) requires the cost of drilling an exploratory well (exploration or exploratory-type stratigraphic test wells) to be capitalized pending determination of whether the well has found proved reserves. If this determination cannot be made at the conclusion of drilling, SFAS No. 19 sets out additional requirements for continuing to carry the cost of the well as an asset. These requirements include firm plans for further drilling and a one-year time limitation on continued capitalization in certain situations. Subsequent to the issuance of SFAS 19, as a result of the increasing complexity of oil and gas projects due to drilling in remote and deepwater offshore locations, entities increasingly require more than one year to complete all of the activities that permit recognition of proved reserves. In addition, because of new technologies, in certain situations additional exploratory wells may no longer be required before a project can commence.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - concluded

Impact of new US accounting standards – concluded

In April 2005, the FASB issued Staff Position No. 19-1 ‘Accounting for Suspended Well Costs’ (FSP 19-1). FSP 19-1 amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves to justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an entity obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, is charged to expense. FSP 19-1 provides a number of indicators that would be considered in order to demonstrate that sufficient progress was being made in assessing the reserves and the economic viability of the project. FSP 19-1 is effective for accounting periods beginning after April 4, 2005. Early application of the guidance is permitted in periods for which financial statements have not yet been issued.

BP's accounting policy is that costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well is complete and the results have been evaluated. If hydrocarbons are found, and, subject to further appraisal activity which may include the drilling of further wells (exploration or exploratory-type stratigraphic test wells), are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment. BP has adopted the FSP with effect from January 1, 2004. No previously capitalized costs were expensed upon the adoption of the FSP.

Accounting changes and error corrections: In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ‘Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3' (SFAS 154). SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable. Previously, most voluntary changes in accounting principle were recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in accounting periods beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders' equity, as adjusted to accord with US GAAP.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - TNK-BP operational and financial information

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
Production (Net of Royalties) (BP share)
Crude oil (mb/d)	930	858	903	813
Natural gas (mmcf/d)	449	505	468	446
Total hydrocarbons (mboe/d) (a)	1,007	945	983	889

Income statement (BP share)	($ million)
Profit before interest and tax	1,253	807	2,788	1,762
Interest expense*	(37)	(23)	(98)	(79)
Taxation	(347)	(222)	(741)	(491)
Minority interest	(46)	(6)	(74)	(26)
Net income	823	556	1,875	1,166
* Excludes unwinding of discount on deferred consideration	14	22	48	74

_______________

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 18 - Equity-accounted entities

The Group’s profit for the period includes the following in respect of equity-accounted entities.

	Profit before interest and tax	Interest	Tax	Minority interest	Profit for the period
	(Unaudited)
	($ million)
Three months ended September 30, 2005
Exploration and Production	1,523	(63)	(421)	(46)	993
Refining and Marketing	130	(6)	(23)	-	101
Gas, Power and Renewables	(2)	(1)	(4)	-	(7)
Other businesses and corporate	62	(17)	-	-	45
Continuing operations	1,713	(87)	(448)	(46)	1,132
Innovene operations	-	-	-	-	-
	1,713	(87)	(448)	(46)	1,132
Three months ended September 30, 2004
Exploration and Production	980	(45)	(273)	(6)	656
Refining and Marketing	116	(4)	(22)	-	90
Gas, Power and Renewables	6	(2)	(1)	-	3
Other businesses and corporate	15	(1)	-	-	14
Continuing operations	1,117	(52)	(296)	(6)	763
Innovene operations	8	(3)	-	-	5
	1,125	(55)	(296)	(6)	768
Nine months ended September 30, 2005
Exploration and Production	3,527	(171)	(937)	(74)	2,345
Refining and Marketing	264	(16)	(54)	-	194
Gas, Power and Renewables	12	(6)	(7)	-	(1)
Other businesses and corporate	58	(21)	-	-	37
Continuing operations	3,861	(214)	(998)	(74)	2,575
Innovene operations	3	-	-	-	3
	3,864	(214)	(998)	(74)	2,578
Nine months ended September 30, 2004
Exploration and Production	2,357	(141)	(653)	(26)	1,537
Refining and Marketing	279	(12)	(58)	-	209
Gas, Power and Renewables	8	(5)	(1)	-	2
Other businesses and corporate	46	(3)	-	-	43
Continuing operations	2,690	(161)	(712)	(26)	1,791
Innovene operations	(8)	(3)	-	-	(11)
	2,682	(164)	(712)	(26)	1,780

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group's share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2005
Sales and other operating revenues	1,298	-	96,520	(1,298)	96,520
Earnings from jointly controlled entities - after interest and tax	-	-	1,020	-	1,020
Earnings from associates - after interest and tax	-	-	112	-	112
Equity–accounted income of subsidiaries - after interest and tax	173	6,403	-	(6,576)	-
Interest and other revenues	98	132	257	(374)	113
Total revenues	1,569	6,535	97,909	(8,248)	97,765
Gain on sale of businesses and fixed assets	-	-	47	-	47
Total revenues and other income	1,569	6,535	97,956	(8,248)	97,812
Purchases	188	-	77,347	(1,298)	76,237
Production and manufacturing expenses	144	-	4,764	-	4,908
Production and similar taxes	91	-	743	-	834
Depreciation, depletion and amortization	108	-	1,933	-	2,041
Impairment and losses on sale of businesses and fixed assets	-	-	165	-	165
Exploration expense	-	-	177	-	177
Distribution and administration expenses	-	(16)	3,426	34	3,444
Fair value (gain) loss on embedded derivatives	-	-	(46)	-	(46)
Profit before interest and taxation	1,038	6,551	9,447	(6,984)	10,052
Interest payable	-	242	310	(408)	144
Other finance expense (income)	4	(109)	142	-	37
Profit before taxation	1,034	6,418	8,995	(6,576)	9,871
Taxation	341	(45)	2,378	-	2,674
Profit from continuing operations	693	6,463	6,617	(6,576)	7,197
Profit (loss) from Innovene operations	-	-	(666)	-	(666)
Profit for the period	693	6,463	5,951	(6,576)	6,531
Attributable to:
BP shareholders	693	6,463	5,883	(6,576)	6,463
Minority interest	-	-	68	-	68
	693	6,463	5,951	(6,576)	6,531

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2005
Profit as reported	693	6,463	5,883	(6,576)	6,463
Adjustments:
Deferred taxation/business combinations	(12)	(188)	(176)	188	(188)
Provisions	2	(172)	(175)	173	(172)
Oil and natural gas reserve differences	-	(56)	(56)	56	(56)
Sale and leaseback	-	2	2	(2)	2
Derivative financial instruments	-	4	4	(4)	4
Inventory valuation	100	(214)	(214)	114	(214)
Gain arising on asset exchange	(4)	(3)	1	3	(3)
Pensions and other postretirement benefits	-	(128)	(82)	82	(128)
Impairments	-	(523)	(523)	523	(523)
Provisions for severance and operating costs	-	(13)	(13)	13	(13)
Equity-accounted investments	-	(45)	(45)	45	(45)
Other	-	-	-	-	-
Profit for the period as adjusted to accord with US GAAP	779	5,127	4,606	(5,385)	5,127

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2004
Sales and other operating revenues	899	-	65,764	(899)	65,764
Earnings from jointly controlled entities - after interest and tax	-	-	636	-	636
Earnings from associates - after interest and tax	-	-	127	-	127
Equity-accounted income of subsidiaries - after interest and tax	73	4,549	-	(4,622)	-
Interest and other revenues	4	358	186	(385)	163
Total revenues	976	4,907	66,713	(5,906)	66,690
Gain on sale of businesses and fixed assets	-	-	15	-	15
Total revenues and other income	976	4,907	66,728	(5,906)	66,705
Purchases	119	-	50,657	(899)	49,877
Production and manufacturing expenses	97	-	3,791	-	3,888
Production and similar taxes	60	-	493	-	553
Depreciation, depletion and amortization	97	-	1,959	-	2,056
Impairment and losses on sale of businesses and fixed assets	-	-	37	-	37
Exploration expense	-	-	135	-	135
Distribution and administration expenses	-	103	3,437	(8)	3,532
Profit before interest and taxation	603	4,804	6,219	(4,999)	6,627
Interest payable	2	27	452	(377)	104
Other finance expense (income)	2	(89)	166	-	79
Profit before taxation	599	4,866	5,601	(4,622)	6,444
Taxation	(106)	48	1,715	-	1,657
Profit from continuing operations	705	4,818	3,886	(4,622)	4,787
Profit (loss) from Innovene operations	-	-	83	-	83
Profit for the period	705	4,818	3,969	(4,622)	4,870
Attributable to:
BP shareholders	705	4,818	3,917	(4,622)	4,818
Minority interest	-	-	52	-	52
	705	4,818	3,969	(4,622)	4,870

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2004
Profit as reported	705	4,818	3,917	(4,622)	4,818
Adjustments:
Deferred taxation/business combinations	(2)	(177)	(175)	177	(177)
Provisions	(2)	(122)	(122)	124	(122)
Sale and leaseback	-	3	3	(3)	3
Derivative financial instruments	-	(313)	(313)	313	(313)
Inventory valuation	(47)	281	281	(234)	281
Gain arising on asset exchange	(5)	(5)	-	5	(5)
Pensions and other postretirement benefits	-	(78)	(81)	81	(78)
Equity-accounted investments	-	(35)	(35)	35	(35)
Other	-	67	67	(67)	67
Profit for the period as adjusted to accord with US GAAP	649	4,439	3,542	(4,191)	4,439

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2005
Sales and other operating revenues	3,717	-	255,180	(3,717)	255,180
Earnings from jointly controlled entities – after interest and tax	-	-	2,245	-	2,245
Earnings from associates – after interest and tax	-	-	330	-	330
Equity–accounted income of subsidiaries - after interest and tax	493	18,556	-	(19,049)	-
Interest and other revenues	199	273	549	(637)	384
Total revenues	4,409	18,829	258,304	(23,403)	258,139
Gain on sale of businesses and fixed assets	-	-	1,448	-	1,448
Total revenues and other income	4,409	18,829	259,752	(23,403)	259,587
Purchases	555	-	200,743	(3,717)	197,581
Production and manufacturing expenses	395	-	14,579	-	14,974
Production and similar taxes	259	-	1,921	-	2,180
Depreciation, depletion and amortization	342	-	6,078	-	6,420
Impairment and losses on sale of businesses and fixed assets	-	-	464	-	464
Exploration expense	1	-	475	-	476
Distribution and administration expenses	-	173	9,548	(28)	9,693
Fair value (gain) loss on embedded derivatives	-	-	697	-	697
Profit before interest and taxation	2,857	18,656	25,247	(19,658)	27,102
Interest payable	-	364	689	(609)	444
Other finance expense (income)	10	(337)	427	-	100
Profit before taxation	2,847	18,629	24,131	(19,049)	26,558
Taxation	840	(27)	6,631	-	7,444
Profit from continuing operations	2,007	18,656	17,500	(19,049)	19,114
Profit (loss) from Innovene operations	-	-	(260)	-	(260)
Profit for the period	2,007	18,656	17,240	(19,049)	18,854
Attributable to:
BP shareholders	2,007	18,656	17,042	(19,049)	18,656
Minority interest	-	-	198	-	198
	2,007	18,656	17,240	(19,049)	18,854

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other Subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2005
Profit as reported	2,007	18,656	17,042	(19,049)	18,656
Adjustments:
Deferred taxation/business combinations	(23)	(339)	(316)	339	(339)
Provisions	5	(54)	(59)	54	(54)
Oil and natural gas reserve differences	-	(45)	(45)	45	(45)
Sale and leaseback	-	4	4	(4)	4
Derivative financial instruments	-	107	107	(107)	107
Inventory valuation	-	(469)	(469)	469	(469)
Gain arising on asset exchange	(10)	(9)	1	9	(9)
Pensions and other postretirement benefits	-	(369)	(238)	238	(369)
Impairments	-	(517)	(517)	517	(517)
Provisions for severance and operating costs	-	(34)	(34)	34	(34)
Equity-accounted investments	-	(209)	(209)	209	(209)
Other	-	41	41	(41)	41
Profit for the period as adjusted to accord with US GAAP	1,979	16,763	15,308	(17,287)	16,763

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2004
Sales and other operating revenues	2,725	-	199,584	(2,725)	199,584
Earnings from jointly controlled entities – after interest and tax	-	-	1,460	-	1,460
Earnings from associates – after interest and tax	-	-	331	-	331
Equity–accounted income of subsidiaries - after interest and tax	268	13,319	-	(13,587)	-
Interest and other revenues	13	991	485	(1,103)	386
Total revenues	3,006	14,310	201,860	(17,415)	201,761
Gain on sale of businesses and fixed assets	-	-	1,629	-	1,629
Total revenues and other income	3,006	14,310	203,489	(17,415)	203,390
Purchases	374	-	155,775	(2,725)	153,424
Production and manufacturing expenses	304	-	11,931	-	12,235
Production and similar taxes	189	-	1,313	-	1,502
Depreciation, depletion and amortization	357	-	5,742	-	6,099
Impairment and losses on sale of businesses and fixed assets	-	-	811	-	811
Exploration expense	1	-	378	-	379
Distribution and administration expenses	2	350	8,826	(51)	9,127
Fair value (gain) loss on embedded derivatives	-	-	-	-	-
Profit before interest and taxation	1,779	13,960	18,713	(14,639)	19,813
Interest payable	19	112	1,218	(1,052)	297
Other finance expense (income)	9	(267)	489	-	231
Profit before taxation	1,751	14,115	17,006	(13,587)	19,285
Taxation	301	50	4,912	-	5,263
Profit from continuing operations	1,450	14,065	12,094	(13,587)	14,022
Profit (loss) from Innovene operations	-	-	171	-	171
Profit for the period	1,450	14,065	12,265	(13,587)	14,193
Attributable to:
BP shareholders	1,450	14,065	12,137	(13,587)	14,065
Minority interest	-	-	128	-	128
	1,450	14,065	12,265	(13,587)	14,193

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
Income statement (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2004
Profit as reported	1,450	14,065	12,137	(13,587)	14,065
Adjustments:
Deferred taxation/business combinations	(16)	(182)	(166)	182	(182)
Provisions	(3)	(102)	(101)	104	(102)
Sale and leaseback	-	6	6	(6)	6
Derivative financial instruments	-	(553)	(553)	553	(553)
Inventory valuation	(47)	436	436	(389)	436
Gain arising on asset exchange	(15)	(13)	2	13	(13)
Pensions and other postretirement benefits	-	(220)	(205)	205	(220)
Equity-accounted investments	-	(53)	(53)	53	(53)
Other	-	6	6	(6)	6
Profit for the period as adjusted to accord with US GAAP	1,369	13,390	11,509	(12,878)	13,390

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At September 30, 2005
Noncurrent assets
Property, plant and equipment	5,887	-	78,602	-	84,489
Goodwill	-	-	10,440	-	10,440
Other intangible assets	418	-	4,344	-	4,762
Investments in jointly controlled entities	-	-	14,110	-	14,110
Investments in associates	-	2	6,138	-	6,140
Other investments	-	-	785	-	785
Subsidiaries – equity-accounted basis	1,934	108,765	-	(110,699)	-
Fixed assets	8,239	108,767	114,419	(110,699)	120,726
Loans and other receivables	4,648	1,426	5,389	(5,096)	6,367
Defined benefit pension plan surplus	-	2,107	25	-	2,132
	12,887	112,300	119,833	(115,795)	129,225
Current assets
Inventories	91	-	19,416	-	19,507
Trade and other receivables	9,852	2,460	62,725	(23,116)	51,921
Current tax receivable	-	-	112	-	112
Cash and cash equivalents	4	-	2,178	-	2,182
	9,947	2,460	84,431	(23,116)	73,722
Innovene assets classified as held for sale	-	-	11,379	-	11,379
	9,947	2,460	95,810	(23,116)	85,101
Total assets	22,834	114,760	215,643	(138,911)	214,326
Current liabilities
Trade and other payables	4,452	6,886	70,192	(23,116)	58,414
Finance debt	55	2	10,423	-	10,480
Current tax payable	1,106	-	3,288	(11)	4,383
Provisions	-	-	1,020	-	1,020
	5,613	6,888	84,923	(23,127)	74,297
Noncurrent liabilities
Other payables	448	77	11,861	(5,096)	7,290
Finance debt	-	-	11,679	-	11,679
Deferred tax liabilities	1,810	72	14,522	-	16,404
Provisions	557	-	9,022	-	9,579
Defined benefit pension plan and other postretirement benefit plan deficits	82	-	9,344	-	9,426
	2,897	149	56,428	(5,096)	54,378
Liabilities directly associated with the Innovene assets classified as held for sale	-	-	2,925	-	2,925
	2,897	149	59,353	(5,096)	57,303
Total liabilities	8,510	7,037	144,276	(28,223)	131,600
Net assets	14,324	107,723	71,367	(110,688)	82,726
Equity
BP shareholders’ equity	14,324	107,723	70,221	(110,688)	81,580
Minority interest	-	-	1,146	-	1,146
	14,324	107,723	71,367	(110,688)	82,726

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At September 30, 2005
Capital and reserves
Capital shares	3,353	5,267	-	(3,353)	5,267
Paid-in surplus	3,145	8,093	-	(3,145)	8,093
Merger reserve	-	26,492	697	-	27,189
Other reserves	-	17	-	-	17
Shares held by ESOP trusts	-	(173)	-	-	(173)
Revaluation of available-for-sale investments	-	-	239	-	239
Cash flow hedges	-	-	(287)	-	(287)
Exchange differences on translation of foreign operations	-	-	3,469	-	3,469
Treasury shares	-	(6,964)	-	-	(6,964)
Share-based payments	-	734	-	-	734
Retained earnings	7,826	74,257	66,103	(104,190)	43,996
	14,324	107,723	70,221	(110,688)	81,580

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
BP shareholders’ equity as reported	14,324	107,723	70,221	(110,688)	81,580
Adjustments:
Deferred taxation/business combinations	232	2,224	1,992	(2,224)	2,224
Provisions	31	(199)	(228)	197	(199)
Oil and natural gas reserve differences	-	(15)	(15)	15	(15)
Sale and leaseback	-	(39)	(39)	39	(39)
Goodwill	-	181	181	(181)	181
Derivative financial instruments	-	215	215	(215)	215
Inventory valuation	(63)	(404)	(404)	467	(404)
Gain arising on asset exchange	242	242	-	(242)	242
Pensions and other postretirement benefits	82	3,664	2,322	(2,404)	3,664
Impairments	-	147	147	(147)	147
Provisions for severance and operating costs	-	26	26	(26)	26
Equity-accounted investments	-	3	3	(3)	3
BP shareholders’ equity as adjusted to accord with US GAAP	14,848	113,768	74,421	(115,412)	87,625

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Noncurrent assets
Property, plant and equipment	5,939	-	87,153	-	93,092
Goodwill	-	-	10,857	-	10,857
Other intangible assets	418	-	3,787	-	4,205
Investments in jointly controlled entities	-	-	14,556	-	14,556
Investments in associates	-	2	5,484	-	5,486
Other investments	-	-	467	-	467
Subsidiaries – equity-accounted basis	3,069	106,704	-	(109,773)	-
Fixed assets	9,426	106,706	122,304	(109,773)	128,663
Loans and other receivables	5,244	1,451	6,640	(10,916)	2,419
Defined benefit pension plan surplus	-	2,092	13	-	2,105
	14,670	110,249	128,957	(120,689)	133,187
Current assets
Inventories	107	-	15,538	-	15,645
Trade and other receivables	7,644	791	51,466	(15,619)	44,282
Current tax receivable	-	-	157	-	157
Cash and cash equivalents	(1)	4	1,356	-	1,359
	7,750	795	68,517	(15,619)	61,443
Total assets	22,420	111,044	197,474	(136,308)	194,630
Current liabilities
Trade and other payables	1,616	7,687	54,412	(15,619)	48,096
Finance debt	74	-	10,110	-	10,184
Current tax payable	2	-	4,129	-	4,131
Provisions	-	-	715	-	715
	1,692	7,687	69,366	(15,619)	63,126
Noncurrent liabilities
Other payables	4,263	57	11,034	(10,916)	4,438
Finance debt	-	-	12,907	-	12,907
Deferred tax liabilities	1,814	265	14,622	-	16,701
Provisions	549	-	8,335	-	8,884
Defined benefit pension plan and other postretirement benefit plan deficits	81	-	10,258	-	10,339
	6,707	322	57,156	(10,916)	53,269
Total liabilities	8,399	8,009	126,522	(26,535)	116,395
Net assets	14,021	103,035	70,952	(109,773)	78,235
Equity
BP shareholders’ equity	14,021	103,035	69,609	(109,773)	76,892
Minority interest	-	-	1,343	-	1,343
	14,021	103,035	70,952	(109,773)	78,235

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Capital and reserves
Capital shares	3,353	5,403	-	(3,353)	5,403
Paid-in surplus	3,145	6,366	-	(3,145)	6,366
Merger reserve	-	26,465	697	-	27,162
Other reserves	-	44	-	-	44
Shares held by ESOP trusts	-	(82)	-	-	(82)
Exchange differences on translation of foreign operations	-	-	5,616	-	5,616
Share-based payments	-	434	-	-	434
Retained earnings	7,523	64,405	63,296	(103,275)	31,949
	14,021	103,035	69,609	(109,773)	76,892

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
BP shareholders’ equity as reported	14,021	103,035	69,609	(109,773)	76,892
Adjustments:
Deferred taxation/business combinations	255	2,563	2,308	(2,563)	2,563
Provisions	26	(137)	(162)	136	(137)
Oil and natural gas reserve differences	-	30	30	(30)	30
Sale and leaseback	-	(43)	(43)	43	(43)
Goodwill	-	224	224	(224)	224
Derivative financial instruments	(63)	(315)	(315)	378	(315)
Inventory valuation	-	65	65	(65)	65
Gain arising on asset exchange	251	251	-	(251)	251
Pensions and other postretirement benefits	82	4,089	2,511	(2,593)	4,089
Impairments	-	677	677	(677)	677
Provisions for severance and operating costs	-	60	60	(60)	60
Equity-accounted investments	-	212	212	(212)	212
Investments	-	227	227	(227)	227
Other	-	(40)	(40)	40	(40)
BP shareholders’ equity as adjusted to accord with US GAAP	14,572	110,898	75,363	(116,078)	84,755

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Cash flow statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2005
Net cash provided by operating activities of continuing operations	1,021	7,200	8,019	(10,074)	6,166
Net cash provided by (used in) operating activities of Innovene operations	-	-	205	-	205
Net cash provided by operating activities	1,021	7,200	8,224	(10,074)	6,371
Net cash used in investing activities	(88)	(1,670)	(1,158)	-	(2,916)
Net cash used in financing activities	(933)	(5,538)	(6,162)	10,074	(2,559)
Currency translation differences relating to cash and cash equivalents	-	-	(74)	-	(74)
(Decrease) increase in cash and cash equivalents	-	(8)	830	-	822
Cash and cash equivalents at beginning of period	4	6	1,350	-	1,360
Cash and cash equivalents at end of period	4	(2)	2,180	-	2,182

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2004
Net cash provided by operating activities of continuing operations	600	3,716	1,602	(181)	5,737
Net cash provided by (used in) operating activities of Innovene operations	-	-	318	-	318
Net cash provided by operating activities	600	3,716	1,920	(181)	6,055
Net cash used in investing activities	(89)	-	(2,679)	-	(2,768)
Net cash used in financing activities	(518)	(3,716)	896	181	(3,157)
Currency translation differences relating to cash and cash equivalents	-	-	21	-	21
(Decrease) increase in cash and cash equivalents	(7)	-	158	-	151
Cash and cash equivalents at beginning of period	3	3	1,584	-	1,590
Cash and cash equivalents at end of period	(4)	3	1,742	-	1,741

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - continued

	Issuer	Guarantor
Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2005
Net cash provided by operating activities of continuing operations	2,599	14,276	20,612	(15,152)	22,335
Net cash provided by (used in) operating activities of Innovene operations	-	-	147	-	147
Net cash provided by operating activities	2,599	14,276	20,759	(15,152)	22,482
Net cash used in investing activities	(254)	(1,151)	(5,751)	-	(7,156)
Net cash used in financing activities	(2,340)	(13,131)	(14,101)	15,152	(14,420)
Currency translation differences relating to cash and cash equivalents	-	-	(83)	-	(83)
(Decrease) increase in cash and cash equivalents	5	(6)	824	-	823
Cash and cash equivalents at beginning of period	(1)	4	1,356	-	1,359
Cash and cash equivalents at end of period	4	(2)	2,180	-	2,182

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Condensed consolidating information - concluded

	Issuer	Guarantor
Cash flow statement (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2004
Net cash provided by operating activities of continuing operations	1,668	9,772	22,425	(15,598)	18,267
Net cash provided by (used in) operating activities of Innovene operations	-	-	(46)	-	(46)
Net cash provided by operating activities	1,668	9,772	22,379	(15,598)	18,221
Net cash used in investing activities	(276)	-	(6,415)	-	(6,691)
Net cash used in financing activities	(1,391)	(9,772)	(16,293)	15,598	(11,858)
Currency translation differences relating to cash and cash equivalents	-	-	13	-	13
(Decrease) increase in cash and cash equivalents	1	-	(316)	-	(315)
Cash and cash equivalents at beginning of period	(5)	3	2,058	-	2,056
Cash and cash equivalents at end of period	(4)	3	1,742	-	1,741

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION

ENVIRONMENTAL INDICATORS

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004

Average crude oil realizations - $/bbl
UK	57.77	40.33	50.15	34.21
USA	56.64	39.52	49.15	35.87
Rest of World	55.89	38.01	47.68	33.83
BP average	56.83	39.43	49.07	34.93

Average natural gas liquids realizations - $/bbl
UK	47.49	34.29	36.03	28.84
USA	36.39	27.59	30.15	24.31
Rest of World	32.97	30.63	32.63	25.81
BP average	36.70	28.77	31.30	25.13

Average liquids realizations (a) - $/bbl
UK	57.26	40.06	49.35	33.92
USA	53.17	37.46	46.05	33.96
Rest of World	54.63	37.53	46.79	33.30
BP average	54.80	38.29	47.22	33.89

Average natural gas realizations - $/mcf
UK	4.45	3.60	5.01	4.03
USA	6.77	4.94	5.95	4.92
Rest of World	3.43	2.71	3.24	2.64
BP average	4.75	3.66	4.45	3.71

Total hydrocarbons - $/boe
UK	45.37	33.42	41.54	29.96
USA	46.91	33.61	41.26	31.62
Rest of World	34.93	24.28	30.16	22.50
BP average	41.68	30.08	36.97	28.03

Average oil marker prices - $/bbl
Brent	61.63	41.54	53.68	36.31
West Texas Intermediate	63.18	43.88	55.43	39.18
Alaska North Slope US West Coast	60.91	41.82	52.08	37.70

Henry Hub gas price (b) ($/mmbtu)	8.53	5.75	7.19	5.81
UK Gas – National Balancing point (p/therm)	29.26	23.63	32.42	22.98

Global Indicator Refining Margins (c) - $/bbl
Northwest Europe	7.78	4.37	5.46	4.13
US Gulf Coast	17.12	6.99	11.31	7.70
Midwest	13.40	5.01	8.28	6.23
US West Coast	17.57	11.28	15.02	11.58
Singapore	6.52	5.48	5.94	3.90
BP average	12.35	6.39	8.93	6.52

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - continued

ENVIRONMENTAL INDICATORS - concluded

_______________

(a)	Crude oil and natural gas liquids.
(b)	Henry Hub First of Month Index.
(c)

The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate. The GIM data shown above excludes the Grangemouth and Lavéra refineries.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

US dollar/sterling exchange rates	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
Average rate for the period	1.78	1.82	1.84	1.82
Period-end rate	1.76	1.80	1.76	1.80

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - continued

OPERATING INFORMATION

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004

Crude oil production (thousand barrels per day) (net of royalties)
UK	224	281	267	315
Rest of Europe	64	68	71	74
USA	427	495	511	533
Rest of World	1,598	1,454	1,536	1,398
Total crude oil production	2,313	2,298	2,385	2,320

Natural gas liquids production (thousand barrels per day) (net of royalties)
UK	12	13	16	18
Rest of Europe	4	3	4	4
USA	113	134	125	138
Rest of World	30	31	31	30
Total natural gas liquids production	159	181	176	190

Liquids production (a) (thousand barrels per day) (net of royalties)
UK	236	294	283	333
Rest of Europe	68	71	75	78
USA	540	629	636	671
Rest of World	1,628	1,485	1,567	1,428
Total liquids production	2,472	2,479	2,561	2,510

Natural gas production (million cubic feet per day) (net of royalties)
UK	831	903	1,068	1,156
Rest of Europe	99	110	109	129
USA	2,456	2,685	2,610	2,781
Rest of World	4,455	4,577	4,625	4,367
Total natural gas production	7,841	8,275	8,412	8,433

Total production (b) (thousand barrels of oil equivalent per day) (net of royalties)
UK	379	450	467	532
Rest of Europe	85	90	94	100
USA	964	1,092	1,086	1,151
Rest of World	2,396	2,274	2,364	2,181
Total production	3,824	3,906	4,011	3,964

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - continued

OPERATING INFORMATION - concluded

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004

Natural gas sales volumes (million cubic feet per day)
UK	3,858	4,463	4,651	5,091
Rest of Europe	300	485	356	398
USA	15,552	13,585	14,752	13,228
Rest of World	15,031	13,250	15,195	13,078
Total natural gas sales volumes (c)	34,741	31,783	34,954	31,795

NGL sales volumes (thousand barrels per day)
UK	7	9	7	7
Rest of Europe	7	7	11	4
USA	384	358	358	385
Rest of World	178	161	197	190
Total NGL sales volumes	576	535	573	586

Oil sales volumes (thousand barrels per day)
Refined products
UK	369	334	354	318
Rest of Europe	1,402	1,406	1,357	1,359
USA	1,674	1,696	1,660	1,689
Rest of World	599	621	608	641
Total marketing sales	4,044	4,057	3,979	4,007
Trading/supply sales	2,010	2,627	2,112	2,463
Total refined product sales	6,054	6,684	6,091	6,470
Crude oil	3,888	3,679	3,882	3,833
Total oil sales	9,942	10,363	9,973	10,303

Refinery throughputs (thousand barrels per day)(d)
UK	202	211	192	205
Rest of Europe	687	696	668	712
USA	1,328	1,417	1,360	1,351
Rest of World	296	296	300	357
Total throughput	2,513	2,620	2,520	2,625

Chemicals production (thousand tonnes)
UK	284	357	918	986
Rest of Europe	771	799	2,312	2,410
USA	890	1,194	3,215	3,521
Rest of World	1,115	1,004	3,105	3,026
Total production	3,060	3,354	9,550	9,943

_______________

(a)	Crude oil and natural gas liquids.
(b)	Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
(c)	Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.
(d)	Refinery throughputs exclude the Grangemouth and Lavéra refineries which were transferred to Other businesses and corporate effective January 1, 2005.

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - continued

CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
By business

Exploration and Production
UK	221	191	610	555
Rest of Europe	50	68	118	161
USA	930	983	2,869	2,853
Rest of World (a)	1,292	1,152	3,678	4,841
	2,493	2,394	7,275	8,410
Refining and Marketing
UK	65	82	205	225
Rest of Europe	99	148	277	351
USA	282	298	691	829
Rest of World	115	104	234	194
	561	632	1,407	1,599
Gas, Power and Renewables
UK	3	6	20	12
Rest of Europe	4	2	11	7
USA	22	14	54	38
Rest of World	10	40	26	142
	39	62	111	199
Other businesses and corporate
UK	92	113	249	159
Rest of Europe	40	73	118	144
USA	29	60	146	171
Rest of World	3	15	53	101
	164	261	566	575
	3,257	3,349	9,359	10,783
By geographical area
UK	381	392	1,084	951
Rest of Europe	193	291	524	663
USA	1,263	1,355	3,760	3,891
Rest of World (a)	1,420	1,311	3,991	5,278
	3,257	3,349	9,359	10,783
Included above:
Acquisitions and asset exchanges	-	-	151	14
Innovene operations	103	184	357	376

____________

(a)	Nine months ended September 30, 2004 included $1,354 million investment in TNK’s interest in Slavneft within TNK-BP.

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - concluded

NET DEBT RATIO

	At September 30 (Unaudited)
	2005	2004
	($ million)
Net debt ratio - net debt: net debt + equity
Gross debt	22,159	20,445
Cash and cash equivalents	2,182	1,741
Net debt	19,977	18,704
Equity	82,726	75,114
Net debt ratio	19%	20%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 17 November, 2005	/s/ D J Pearl
D J PEARL Deputy Company Secretary